SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2008

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CREDICORP Ltd. Reports Third Quarter 2008 Earnings

Lima, Peru, November 5, 2008 - Credicorp (NYSE:BAP) announced today its un-audited results for the third quarter of 2008. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•     Credicorp reported net earnings of US$ 92.6 million for 3Q08, reflecting an increase of 25.7% compared to 2Q earnings which were strongly affected by translation losses. But more importantly, YTD net earnings reached US$ 344.3 million revealing a very strong 34% earnings growth for the period.
•     Translation gains/losses, which affected so significantly previous quarters, did not reach such high levels since the unusually high currency volatility was curbed by Central Bank measures and the local currency un-hedged position on Credicorp’s balance sheet reduced, following an asset & liability management decision. Thus, translation results reached only a positive US$ 7 million this quarter, back in line with more “normal” levels reported in the past.
•     Loan growth reported by the banking business continued strong, revealing a 6.9% QoQ net loan portfolio growth, or 32.8% YoY. In fact, all measures taken by the central bank to curb loan growth do not seem to have had a material impact, with retail loans growing 6.3%, middle market 9.6% and corporate loans 5.6%.
•     Net Interest income however suffered (-7.6%) due to the re-composition of interest earning assets towards lower yielding assets following (i) the increased reserve requirements, (ii) a shift from Soles to Dollar positions to reduce currency exposure and (iii) a defensive high liquidity policy. The drop did not come from lending rates, which in fact moved higher following increased funding costs both locally and as a result of the international financial crunch.
•     Consequently, NIM receives the full impact of lower yielding liquid assets and increased funding costs and drops to 4.3% from 4.8% the previous quarter.
•     Non financial income also shows the impact of the financial turmoil (down 7%) with some losses on the sale of securities and lower income from FX transactions for 3Q08 after an extremely good previous quarter due to the then strong FX-volatility. In fact, fee income was robust, growing 5.9% QoQ.
•     Loan portfolio quality remained strong at 0.78% PDL/Loans ratio and close to 300% coverage. Net provisioning did however increase following a conservative provisioning policy since the beginning of the year which was mitigated in the previous quarters by provision reversals.
•     BCP’s consolidated numbers reflect a very healthy and dynamic banking environment. BCP has weathered the crisis with minor impact through lower core revenues QoQ as described above, which combined with higher (though projected) operating expenses resulted in earnings of US$ 93 million for 3Q08, slightly below our projections. However, the strong growth, excellent loan portfolio quality and asset quality, strong funding structure non dependant on international financing and high liquidity, reveal significant strengths that will allow BCP to continue growing. Furthermore, YTD results show earnings of US$ 337 million, up 37% from 2007.
•     BCP Bolivia, which is consolidated in BCP, continues its consistent growth and reports a strong contribution of US$ 11 million for 3Q08, up 9% QoQ and 56% higher YoY.
•     ASHC also suffered the effects of the financial turmoil reflected in increased provisions for its portfolio reporting a19% lower, though still strong contribution this quarter of US$ 4.2 million.
•     Though casualties at PPS’s property and casualty business dropped this 3Q08, losses were still reported by this segment and the positive bottom line results for the company were supported only by the profitable Life business and gains on securities sold. Thus, after consolidation adjustments and minorities, PPS contribution to Credicorp reached again a disappointing US$ -3.5 million.
•     Finally, Prima AFP reports growth of its business and increasing operating results, but could not avoid a translation effect which again depressed results but left still a positive contribution of US$ 1.7 million for 3Q08, and cumulative results above projections of US$ 9.7 million.
•     Credicorp’s performance is better reflected by YTD results, which show 37% higher income contribution from BCP, 82% higher income generation at BCP Bolivia, flat income at ASHC and US$ 9.7 million income contribution from Prima (vs. US$ 0.7 million in the previous period), i.e.: earnings growth in all businesses except its insurance business which remains today the only problem to solve. This led to the outstanding total net income of US$ 344 million for the YTD, up 34%, and an annualized 25.7% ROAE.

 I. Credicorp Ltd.

Overview

Net income attributable to Credicorp reported for 3Q08 reached US$ 92.6 million, 26% higher than the strongly depressed earnings through negative translation results from 2Q08 and only 3% higher YoY.

Translation gains/losses, which affected so significantly previous quarters, did not reach such high levels for 3Q08 since the unusually high currency volatility was curbed by Central Bank measures and the local currency un-hedged position on Credicorp’s balance sheet gradually reduced, following an asset & liability management decision. Thus, translation results reached only a positive US$ 7 million this quarter, back in line with more “normal” levels reported in the past.

However, on an operating level, the numbers obviously reflect the toll of the restrictive Central Bank monetary measures geared to reduce growth and control inflationary pressures, and the international financial crisis on Credicorp. Though this is the quarter with the lowest operating results in the year, these are still above 2007 levels and reveal at the same time a relatively mild impact.

Furthermore, despite the deep financial/economic crisis, the Peruvian economy continues growing at high rates and loan growth reported by Credicorp’s banking business continued strong, reaching 6.9% QoQ net loan portfolio growth, or 32.8% YoY. In fact, all measures taken by the central bank to curb loan growth do not seem to have had a material impact, with the retail sector growing 6.3%, middle market 9.6% and the corporate sector 5.6% for the quarter.

Net Interest income however did suffer (-7.6% QoQ) due to the re-composition of interest earning assets towards significantly lower yielding assets (compared to the highly profitable Central Bank Soles denominated CD’s) as a consequence of (i) the increased reserve requirements, (ii) a shift from Soles to Dollar positions to reduce the currency exposure and (iii) a defensive high liquidity policy concentrated in foreign currency. Thus, the drop in NII is more a result of significantly lower yields on the non-lending portion of IEA, rather than a compression in lending spreads. Rates in fact moved higher following increased direct funding costs. In fact, rates paid mainly on time deposits increased as banks competed for liquidity, and dollar interbank rates rose as a result of the international financial crunch, though with a minor impact on overall funding costs

Consequently, NIM receives the full impact of lower yielding liquid assets and increased funding costs and drops to 4.3% from 4.8% the previous quarter.

Non financial income also shows the impact of the financial turmoil (down 7%) with (relatively low given the market environment) losses of US$ -6.6 million on the sale of securities, and lower income from FX transactions after an extremely good previous quarter thanks to the then strong FX-volatility. However, operational/business fee income remained strong, growing 5.9% QoQ

The insurance business continues reporting good growth, with net premiums up 8.1% QoQ after recording also 9% growth in 2Q08. It is however the level of claims, mainly in the property and casualty sector, which continued too high. Nevertheless, a drop in claims (-13.5%) was reported this quarter leading to an improved NEL (Net Earned Loss) ratio to 82% from 94% the previous quarter, but the improvement is by far not enough to turn the insurance business results into profitable terrain, being its overall contribution still in the red.

Credicorp Ltd.	Quarter			Change %
US$ thousands	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Net Interest income	200,440	216,986	161,055	24.5%	-7.6%
Total provisions, net of recoveries	(16,713)	(9,235)	(7,922)	111.0%	81.0%
Non financial income	130,869	140,723	112,942	15.9%	-7.0%
Insurance premiums and claims	16,484	2,926	9,809	68.0%	463.5%
Operating expenses	(213,841)	(192,338)	(163,125)	31.1%	11.2%
Tranlation results	6,979	(61,510)	13,811	-49.5%	-111.3%
Worker's profit sharing and income taxes	(27,542)	(23,711)	(33,418)	-17.6%	16.2%
Net income	96,675	73,841	93,152	3.8%	30.9%
Minority Interest	4,075	175	2,848	43.1%	2231.6%
Net income attributed to Credicorp	92,601	73,666	90,304	2.5%	25.7%
Net income/share (US$)	1.16	0.92	1.13	2.5%	25.7%
Total loans	9,929,562	9,288,774	7,509,085	32.2%	6.9%
Deposits and Obligations	13,043,454	12,956,438	10,322,832	26.4%	0.7%
Net Shareholders' Equity	1,793,786	1,791,066	1,603,026	11.9%	0.2%
Net interest margin	4.3%	4.8%	4.6%
Net interest margin (70%)	4.8%	5.4%	5.2%
Efficiency ratio	42.6%	37.3%	40.8%
Return on average shareholders' equity	20.7%	16.2%	26.8%
PDL/Total loans	0.8%	0.7%	0.9%
Coverage ratio of PDLs	297.5%	316.3%	299.4%
Employees	19,317	18,169	15,621

On the cost side, total operating costs were up 11.2% QoQ as a result of the expansion of our network with personnel costs and related general and administrative expenses increasing as projected. The opening of new branches is very much on track with a total of 310 branches opened by the end of September 2008. Even though this development was expected to generate a deterioration of our efficiency ratio, this cost expansion combined with lower operating income resulted in a stronger than expected deterioration of our efficiency ratio to 42.6% from 37.3% in 2Q08.

Loan portfolio quality remained strong at 0.78% PDL/Loans ratio and close to 300% coverage. Despite this, we continue following a more conservative provisioning policy for our retail portfolio, increasing the internal minimum provisioning requirements in line with a more sophisticated risk assessment methodology which leads to higher net provisioning.

Cumulative Results for the year 2008

YTD results attributable to Credicorp do reflect a significant increase of 34.1% in net earnings reaching US$ 344.3 million vs. US$ 256.7 million in 2007. This is certainly a significant achievement in view of the turbulent year and reflects the strength of the Peruvian economy and financial system, as well as the prudent policies and appropriate strategy followed by Credicorp.
Thus financial ratios reflect this strength, with ROAE reaching 25.6% on an annualized basis (vs. 22.9% in the same period of 2007), PDL ratio of 0.78% (vs. 0.91%), and efficiency of 40.0% (vs. 41.8%). All results above expectations for the year.

Credicorp – the Sum of its Parts

Results of Credicorp this 3Q08 absorb not only the full effect of the restrictive Central Bank measures to reduce growth and control inflationary pressures, but also the impact of the international financial / bank crisis, which is turning into a full blown economic crisis, all of which end up being intertwined.
So far, such impact on Credicorp’s overall performance has been mild, though different for each subsidiary:

BCP’s was more affected by the local turbulence, only partly as a result of the international crisis, than by a direct impact from the financial crisis given its conservative investment portfolio (no exposure to international troubled assets), and little dependence from international funding. Furthermore, BCP did not see growth of its loan portfolio affected, which remained strong at 6.6% for the quarter. However, the increase in Nuevo Soles reference rates and increase in reserve requirements impacted the local financial markets and players in different ways, on the one side generating a high volatility in the local currency in the first half of the year which led to a more conservative currency exposure management in 3Q08, and on the other hand forcing liquidity into very low yielding deposits at the BCRP, affecting the yields achieved by BCP on its very large liquidity/investment positions. The reduced liquidity translated into higher rates paid on deposits and higher spreads on international funding, which resulted in a drop of BCP’s operating income. In addition, non-interest income dropped as well due to the market events, while operating expenses continued and increased as planned, squeezing net operating earnings. At the same time, our currency exposure reduction aimed at reducing the income volatility in the previous quarters, led to a very small impact from currency translation this quarter. Thus, BCP’s contribution to Credicorp of US$ 90.7 million for 3Q08 shows a 19% improvement from the depressed results of last quarter, but only 3% higher YoY. This result reflects an ROAE of 28.9% for the quarter, which considering that it incorporates the impact of the financial turbulence reveals the strength of BCP’s business. On a YTD basis, BCP’s earnings contribution to Credicorp is up an impressive 37% to US$ 328 million.

Earnings Contribution								Sep 08/
(US$ Thousands)	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08	Sep 08	Sep 07	Sep 07
Banco de Crédito BCP(1)	90,659	75,981	88,227	3%	19%	327,992	238,670	37%
BCB	10,956	10,098	7,045	56%	9%	31,464	17,302	82%
Atlantic	4,205	5,195	6,214	-32%	-19%	15,073	15,549	-3%
PPS	(3,589)	(7,214)	(2,960)	21%	-50%	(8,461)	8,790	-196%
Grupo Crédito (2)	2,309	882	3,803	-39%	162%	12,998	4,420	194%
Prima	1,705	(954)	1,811	-6%	-279%	9,766	725	1247%
Others	604	1,836	1,992	-70%	-67%	3,232	3,695	-13%
Credicorp and Others (3)	(983)	(1,178)	(4,980)	-80%	-17%	(3,338)	(10,709)	-69%
Credicorp Ltd.	(1,607)	(1,723)	(5,226)	-69%	-7%	(5,053)	(11,669)	-57%
Otras	624	545	246	1.53	14%	1,715	960	79%
Net income attributable to Credicorp	92,601	73,666	90,304	3%	26%	344,264	256,720	34%
(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito, Servicorp and Prima AFP
(3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

BCP Bolivia, which is consolidated within BCP, reported a contribution of US$ 11 million for 3Q08, maintaining its high level despite a significant stagnation of investment activity in the country, which should eventually generate a slowdown, reaching this way a total of US$ 31.5 million contribution for the YTD.

ASHC is affected more directly by the international financial crisis, since its main business is asset management, both on- and off-balance-sheet. The direct impact of this massive and far reaching financial crisis on ASHC’s on-balance-sheet investment portfolio reflects its conservative investment approach, and resulted in a relatively small (2.9% of the portfolio) non-realized loss of US$ 22 million that affected its equity position, and a recognized portion of losses (US$ 5.1 million) for which provisions were built. Thus, net provision (net of provision reversals) for losses of around US$ 3.2 million were reported this quarter, which depressed earnings contribution. ASHC reports this way a contribution drop of 19% QoQ reaching US$ 4.2 million for the 3Q08, but on a cumulative basis reports a flat performance compared to 2007.

As explained before, though the insurance business at PPS reports a good quarterly net premiums growth of 8.1%, and claims in the property and casualty sector dropped, these continued being too high leading to an improved but still poor technical result of US$ -0.4 million. It became again evident that the profitable Life insurance business (PV) carries the weight for the company, which reported a positive bottom line result of US$ 1.2 million based on the Life business earnings and a gain on the sale of securities to Credicorp. Thus, after the consolidation adjustments and minorities, the contribution to Credicorp reaches a disappointing US$ -3.6 million for 3Q08. On a YTD basis, PPS reports a total loss of US$ -8.5 million. Therefore, turning the P&C business into a profitable operation continues being PPS’s main focus, though it is proving to be troublesome. Following this objective, significant efforts are being made to develop the more massive and better predictable retail business and limit exposure to the wholesale insurance P&C business, as well as to improve the financial investment management to achieve better returns overall.

Finally, Prima’s business results were in line with expectations showing a solid 29% YoY income growth. In these turbulent markets with fund valuations dropping significantly, the Peruvian pension fund system’s fee structure protects fund managers since fees are charged on contributions and not over the value of the funds. Therefore, Prima reports good operating profits, but the currency translation effect depressed again its results this 3Q08, though not as much as in the previous quarter leading to earnings of US$ 1.7 million vs. a bottom line loss of US$ -0.95 million in 2Q08. YTD results for Prima reflect its performance more accurately, with a US$ 9.8 million earnings contribution to Credicorp for the YTD, which is above plan. Prima’s business results should improve further as of next year when the increased fee (from 1.5% to 1.75%) becomes effective. Prima has established a dominant position in the market, capturing important market shares (31.1% of AuM, 32.9% of collections and 45.7% of voluntary contributions to the funds).

II. Banco de Credito – BCP - Consolidated

Summary 3Q08

BCP consolidated results for 3Q08 reached US$ 93.1 million (US$ 0.06 per share) which represents an increase of 19.3% QoQ and 2.6% YoY. ROAE reached 29% in this quarter. This performance does however reveal the full impact on BCP’s operating earnings of the Central Bank restrictive measures of the first half of the year, as well as the somewhat milder effects of the international financial crisis.

Currency translations, which resulted in great volatility of the Bank’s net earnings in previous quarters, reached a more “normal” level this quarter after local currency volatility in the market was reduced through the intervention of Peru’s Central Reserve Bank (BCR), and following our decision to reduce our foreign exchange balance sheet exposure, given the uncertainty of markets as we looked forward. Translation results had, therefore, a small positive impact with earnings of US$ 8.7 million this quarter, in line with results in the past.

Operating income largely exceeds results from the same period a year ago (+25.2%), although the impact of the CB measures are strongly felt here, evidenced by a slip (-5%) compared to 2Q08 when BCP’s asset yields were highest.

Core Earnings

Core Revenues	Quarter			Change
US$ 000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Net interest and dividend income	178,288	188,359	142,755	24.9%	-5.3%
Fee income, net	87,042	85,228	75,146	15.8%	2.1%
Net gain on foreign exchange transactions	24,497	31,389	13,526	81.1%	-22.0%
Core Revenues	289,827	304,976	231,427	25.2%	-5.0%

Falling revenues from operations compared to the previous quarter are principally explained by a drop in net financial income, as a result of lower yields from liquid and investment assets. This is a consequence of (i) liquidity restrictive measures at BCR (higher legal reserves); (ii) reduced currency exposure by decreasing our position in nuevos soles and holding a larger dollar position given market uncertainty, and (iii) an emphasis on higher liquidity to face the financial turmoil, all which led to a re-composition of interest earning assets towards less profitable assets. Such lower financial revenues, combined with more expensive funding and sliding earnings from foreign exchange transactions, another consequence of uncertain markets, resulted in the reduction of operating income, as discussed above.

Such evolution is also behind the fall in net interest margin to 4.3% from 4.7% in 2Q08, once again showing the impact derived from the lower yields of non-lending assets.

This lower operating income is by no means a result of any slow down, since loans (as an end-quarter balance) continued to grow a strong 6.9% compared to last June and 32.0% compared to one year ago. All business segments have expanded despite the strong BCR measures in the first half (increase of benchmark interest rate and legal reserves to reduce liquidity to slow down loan growth). Consequently, the contributions to operating income coming from the loan portfolio remain strong and rising in line with loan volume growth.

Banco de Crédito and Subsidiaries	Quarter			Change
US$ 000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Net Financial income	178,288	188,359	142,755	24.9%	-5.3%
Total provisions, net of recoveries	(17,616)	(10,280)	(9,241)	90.6%	71.4%
Non financial income	113,308	122,347	91,987	23.2%	-7.4%
Operating expenses	(163,477)	(145,695)	(119,814)	36.4%	12.2%
Tranlation results	8,702	(49,850)	12,028	-27.7%	-117.5%
Worker's profit sharing and income taxes	(26,123)	(26,841)	(26,981)	-3.2%	-2.7%
Net income	93,082	78,040	90,734	2.6%	19.3%
Net income/share (US$)	0.062	0.052	0.071	-12.5%	19.3%
Total loans	9,836,170	9,197,916	7,450,674	32.0%	6.9%
Deposits and obligations	13,340,405	13,251,408	10,263,180	30.0%	0.7%
Shareholders equity	1,319,779	1,254,163	1,045,006	26.3%	5.2%
Net financial margin	4.3%	4.7%	4.8%
Efficiency ratio	52.3%	43.8%	48.3%
Return on average equity	28.9%	25.5%	36.1%
PDL/Total loans	0.8%	0.7%	0.9%
Coverage ratio of PDLs	299.2%	318.7%	300.7%
BIS ratio	12.3%	13.5%	11.3%
Branches	310	277	254
ATMs	843	778	724
Employees	15,379	14,336	12,216

In addition, quarterly results evidenced also larger provisioning following loan growth and conservative provisioning policies, and growing operating expenses resulting from projected growth in distribution channels. The stronger operating expenses impacted negatively BCP’s efficiency ratio, however, falling operating income reinforced the expected declined in the efficiency ratio beyond our goals, to 52.3% this quarter.

In sum, despite the impact on income generation of the BCRP’s restrictive measures which affected asset yields, and of the ongoing financial crisis (which impacts through both, more expensive funding and lower valuation of investment portfolios), while expenses continued increasing within projections, net earnings were still above 3Q07 results. Furthermore, this quarter’s ROAE reached a significant 28.93%, a strong number in today’s market environment.

Cumulative results

BCP strong financial performance is made even more evident when looking at cumulative results to September this year. YTD earnings grew 37% to US$ 336.9 million this year vs. US$ 245.5 million over the same period a year ago. Yearly-adjusted ROAE in the year to date reached 35.75%, largely above initial expectations for the year. Furthermore, loan growth in the first 9 months is already over 20%, thus confirming its expected lively pace.

BCP’s strengths in times of international crisis

•	High growth of BCP loans despite BCRP restrictive interventions and the world’s financial crisis.

BCP’s loan portfolio has continued to growth steadily in all business segments. Our corporate portfolio measured as daily average balances throughout this quarter grew 5.6% QoQ. The Middle Market business grew 9.6% while retail banking expanded 6.3% QoQ. Likewise, there is still ample room for growth, considering bank penetration in Peru has only just started. The above growth, however, must be seen against a backup of more expensive credits and higher rates, coupled with higher legal provisioning required by BCRP and jittering international markets. However, none of this seems to have significantly slowed down domestic market thirst for credits.

•	Past due loans and provisioning indicators evidence a healthy loan portfolio.

The past due loans (0.78%) and provisioning /coverage (299%) indicators are among the highest in Peru and region-wide. The overdue loan indicator for the retail segment is 2.7% for credit cards, 2.5% for consumer loans, 2.5% for Small and Medium companies, 1.2% for mortgage loans and 0.7% for car loans. Personal and corporate debt is relatively low in the Peruvian market, while credit information is widespread and efficient. All the above, coupled with conservative credit regulations and risk policies contributed to preserve a healthy portfolio.

•	Our investment portfolio includes conservative and highly liquid tools

BCP’s investment portfolio comprised principally highly liquid and safe instruments, including mainly BCR certificates of deposits (84%). This has protected us from the international financial and economic crisis underway. BCP’s assets and liability committee has reduced portfolio tenure from 9 months to less than 3 months. BCP also holds Peruvian treasury bonds that account for 2.5% of its portfolio among other instruments.

•	Sound funding structure including significant deposits from the public and small dependence on foreign financing.

BCP’s total liabilities comprise 79% of customer deposits, 11% debts to bank and correspondent banks, of which only one 5% are short term international interbank lines, 5% bonds and subordinate debt and 6% from other local sources. BCP has ample access to local financing, and also to open foreign credit sources that have not yet been tapped. However, our liquidity is extremely high and makes it unlikely additional foreign funding may be needed.

•	Diversified sources of BCP revenues from operations

BCP has diversified it sources of revenues from operations by focusing on efforts to expand retail banking and increasing revenues from transactional services. It has thus created more stable sources of revenues from fees to counter fluctuations in market conditions. At present, revenues from fees account for approximately 30% of operating income.

•	BCP adheres to the most strict capitalizations levels in the local financial system.

BCP enjoys sound capitalization levels, which at 12.25% largely exceed the regulatory 9.1% and even our very conservative threshold 11.5%. These ratios become even more relevant when we take account of the high quality of our assets, both for investments and loans, as revealed by BCP’s balance sheet.

 II.1 Interest Earning Assets

Higher legal reserves and our internal policy to reduce our foreign exchange exposure led to a restructured mix of interest-yielding assets increasing those with reduced yields.

Interest Earning Assets	Quarter			Change
US$ 000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
BCRP and Other Banks	3,194,923	2,589,828	1,740,636	83.5%	23.4%
Interbank funds	113,749	1,620	1,000	11274.5%	6921.5%
Trading Securities	32,468	55,240	49,465	-34.4%	-41.2%
Available For Sale Securities	3,512,873	4,747,724	2,854,728	23.1%	-26.0%
Current Loans, net	9,759,601	9,129,652	7,383,196	32.2%	6.9%
Total interest earning assets	16,613,614	16,524,064	12,029,025	38.1%	0.5%

This quarter, interest earning assets remained almost constant overall, with only a slight 0.5% QoQ change. However, our portfolio was rearranged as a result of higher legal reserve rates mandated by Peru’s central Bank (BCR) coupled with a reduced foreign exchange exposure, in view of the volatility it introduced in results over this year’s first two quarters. In addition, quarterly income figures were negatively affected by the policy of maintaining more liquid instruments as hedging against the international crisis.

BCRP and other banks deposits grew 23.4% (while legal reserves rose to their highest in July 2008, and high reserves of liquidity were kept). Overnight deposits grew to an exceptional US$ 113.7 million at the end of September. At the same time, Investments available for sale, principally BCRP certificates of deposit were redeemed and left room to growth in the above instruments, while tradable securities continued to slip against a background of highly volatile markets. Evolving interest earning assets negatively impacted our net interest margin (NIM) as shown below.

On the other hand, outstanding loans continued to grow at a lively pace of 6.9% in 3Q08, compared to three months ago.

The charts below show the rearrangements of assets compared to September 2007, and their impact on NIM, subsequent to sliding loans (the best yielding assets) which fell from 62% to 59% of total interest-bearing assets. This evolution took place simultaneously with larger deposit at BCRP that rose from 14 to 19%, which have the lowest yields.

Loan portfolio

BCP has steadily continued to expand its loan portfolio, which reached a total US $9,836 million to September 2008, or 6.9% QoQ growth and 32% YoY expansion. An analysis of this growth in terms of daily average balances reveals 6.6% QoQ and 33.0% YoY growth.

This quarter, the different segments of our loan portfolio expanded at a lively peace and exceeded growth in the previous term. In particular, our Middle Market banking expanded 9.6% QoQ, followed by Retail Banking’s 6.3% QoQ and 5.6% QoQ for Corporate Banking.

Retail Banking totalled US$ 3,506.9 million average daily balances having expanded 6.3% QoQ and 41.5% YoY, sustaining the growth experienced in recent years and without indication of a significant slowdown. Once again, the consumer segment stood out by growing 12.3% QoQ and 70.3% YoY. This was followed by SME’s growth (6.0% QoQ, 50.0% YoY) and the mortgage loan segment (4.6% QoQ and 25.8% YoY). The latter growth is significant despite higher rates resulting from changes in market expected returns. Finally, credit cards grew 3.5% QoQ and 35.7% YoY.

Our Middle Market Banking improved over the last term, as already mentioned, and grew 9.6% QoQ. In annual terms, growth reached 28.6%, as a consequence of a revision and levelling of short-term rates at the beginning of 3Q08 which improved our competitive position resulting in credit growth.

Corporate Banking totalled US$ 3,346.6 million, or 5.6% QoQ and 35.6% YoY growth. Once again, the corporate banking business moved quickly after a stagnant prior quarter. It is worthwhile mentioning such growth is taking place in a segment where BCP is the market leader, with close to 50% market share.

We show below our loans’ evolution this quarter by currency:

	Domestic Currency Loans					Foreign Currency Loans
	(Nuevos Soles million)					(US$ million)
	2Q07	1Q08	2Q08	YoY	QoQ	ā2Q07	1Q08	2Q08	YoY	QoQ
Corporate	2,154.1	2,347.8	2,575.3	19.6%	9.7%	1,781.2	2,355.3	2,462.9	38.3%	4.6%
Middle Market	818.5	1,100.1	1,177.7	43.9%	7.1%	1,417.4	1,587.2	1,753.7	23.7%	10.5%
Retail	3,035.5	4,477.4	5,020.1	65.4%	12.1%	1,509.6	1,747.7	1,784.4	18.2%	2.1%
SME	1,118.4	1,533.7	1,703.7	52.3%	11.1%	414.3	559.6	572.2	38.1%	2.3%
Mortgages	576.3	1,036.7	1,180.9	104.9%	13.9%	842.9	876.6	886.9	5.2%	1.2%
Consumer	589.4	983.8	1,171.6	98.8%	19.1%	201.8	250.8	262.1	29.9%	4.5%
Credit Cards	751.4	923.3	963.9	28.3%	4.4%	50.5	60.8	63.1	24.8%	3.8%

Consolidated total loans*	6,038.7	7,949.6	8,804.4	45.8%	10.8%	5,292.5	6,251.1	6,580.4	24.3%	5.3%

* Includes work out unit, other banking and BCP Bolivia
•
The corporate segment grew 4.6% in foreign currency, which accounted for 74% of all segment loans. Loans in local currency also grew a very strong 9.7% QoQ, compared to a moderate decrease last quarter.

•	The middle market banking business, where 81% of loans are in foreign currency, also grew 10.5% QoQ in dollars, while local currency loans expanded 7.1% QoQ.
•
The retail segment revealed a more diverse expansion as approximately half of the retail portfolio is denominated in either of the two currencies with strong growth in nuevos soles (up 12.1%) while dollar denominated loans grew only moderately at 2.1%. This evolution is in line with criteria for foreign exchange risk control with our clients.

Market Share

BCP’s loan market share remains strong despite significant competition, as new international financial organizations joined this market to challenge our bank’s leadership. BCP reached a 31.5% market share to September 2008, similar to the previous quarter and slightly lower than in December 2007 (32.2%). This slide is the result of a stricter and disciplined pricing methodology that transferred increased funding costs to borrowers in all segments, while our competitors delayed such price adjustments to gain market share.

By bank segment, Corporate Banking’s market share reveals BCP’s strong positioning, with 46.9% to August 2008. Middle Market Banking accomplished 33.7% market share to August 2008, or slightly less than previously as a consequence of a strong market competition and our stricter pricing.

Market share in the retail banking segment fell in 3Q08. Consumer loans fell 0.1% to 17.1%, while credit card loans dropped 0.8% to 17.8%. Loans to small and medium companies fell 1% to 16.7%, as our main competitor rose to the top position, displacing BCP to second place in this segment. Mortgage loans fell 0.6%, to 39.5% though remaining as the market’s leader. Though this reflects a small set-back for BCP, it also evidences the strong and aggressive competition within a very dynamic market and our firm decision to adjust pricing to the increased funding costs.

Dollarization

De-dollarization of BCP assets to September 2008 did not move significantly compared to prior quarters, reflecting the preference for the US Dollar in view of its volatility. We present below the evolution of local and foreign currency BCP loans:

II.2 Deposits and Mutual Funds

Deposits grew 0.7% QoQ and 30.0% YoY and remained the Bank’s main funding source and the least sensitive to interest rate increases. BCP’s mutual funds totalled 47.5% market share despite 13.2% retrenchment in the amount of funds under management due to redemptions and drop in valuations.
Deposits and Obligations	Quarter ended			Change
US$ (000)	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Non-interest bearing deposits	2,874,202	2,905,401	2,345,124	22.6%	-1.1%
Demand deposits	962,343	966,662	1,045,651	-8.0%	-0.4%
Saving deposits	2,748,290	2,603,344	2,130,387	29.0%	5.6%
Time deposits	5,754,903	5,740,312	3,909,406	47.2%	0.3%
Severance indemnity deposits (CTS)	928,891	969,594	793,205	17.1%	-4.2%
Interest payable	71,776	66,095	39,407	82.1%	8.6%
Total customer deposits	13,340,405	13,251,408	10,263,180	30.0%	0.7%
Mutual funds in Perú	2,105,890	2,315,170	1,884,009	11.8%	-9.0%
Mutual funds in Bolivia	100,141	88,702	65,739	52.3%	12.9%
Total customer funds	13,340,405	13,251,408	10,263,180	30.0%	0.7%

Deposits and other BCP sources of funding (Debt to banks and correspondent banks, bonds and subordinated debt, among others) remained practically stagnant. It is noteworthy that 73% of BCP funding comes from deposits and only about 5% originates in short-term international interbank loans, all of which have renewed without significant trouble. Despite strong uncertainty among international banks to lend abroad, BCP has kept its lines open and has not yet used them completely. Most such credit facilities are short term. In addition, the 90-180 day short-term debt tenure has been rescheduled to 180 to 360 day terms.

Savings and term deposits grew 5.6% and 0.3% respectively, while severance payment (CTS) deposits as well as checking accounts fell as a consequence of increase market competition to raise funds and greater customer sensitivity to interests earned by their deposits. The small growth in deposits takes place against a background of strong volatility in capital markets. It is important to recall deposits remain a low cost source of funds, since 57% of these deposits bear low interest or not at all. In addition, the retail banking segment is also significant as a source of funds. Approximately 47% of deposits come from this banking segment.

Market Share

BCP’s market share of deposits reached 38.8% to September 2008, showing no significant variation from December 2007.

BCP’s leadership is clear in all types of deposits, with the strongest share (51.8%) for severance compensation (CTS) deposits beyond above our nearest competitor’s 19.7%. BCP’s share of demand deposits reached 45% in local currency and 40.2% in foreign currency, while savings deposits reached 35.7% and 41.6% in nuevos soles and dollars respectively. Finally, time deposits’ share reached 21.5% and 45.6% in local and foreign currency, respectively.

Through its Credifondo subsidiary, BCP remained as a leader of the mutual funds business, with a total US$ 2,010 million worth of funds under management, though this figure is 13.2% lower than in June 2008. Such changes accounted for loss of value of assets managed by mutual funds as a result of the financial crisis that impacted on local capital markets by a reduction of the value in the portfolio under management, and some migration of mutual funds to bank deposits. Credifondo reached a 47.5% market share in September 2008, higher than last June’s 44.6%. This increase is all the more significant given the above mentioned current uncertainty.

We show below the evolution of deposits by type of currency. A reversal of the de-dollarization process becomes evident in September, due to sensitivity towards the exchange rate volatility since the US currency is still a refuge currency in times of crisis, and because of our own interest in capturing more US Dollar deposits to match our increasing dollar position.

II.3 Net Interest Income

NIM dropped 36 base points as a result of restructured profit-yielding assets towards increased legal reserve provisioning mandated by Peru’s Central Reserve Bank and increased bank deposits, particularly in US dollars, aimed at reducing Sol-denominated positions, which in turn yielded lower returns. Also contributing was the higher cost of funding.

Net interest income	Quarter			Change
US$ 000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Interest income	322,921	319,420	240,181	34.4%	1.1%
Interest on loans	246,814	228,892	183,127	34.8%	7.8%
Interest and dividends on investments	2	4,323	-		100
Interest on deposits with banks	17,129	15,170	18,985	-9.8%	12.9%
Interest on trading securities	55,584	61,253	35,521	56.5%	-9.3%
Other interest income	3,391	9,782	2,549	33.1%	-65.3%
Interest expense	144,633	131,061	97,426	48.5%	10.4%
Interest on deposits	103,790	98,104	69,241	49.9%	5.8%
Interest on borrowed funds	17,400	16,782	13,515	28.7%	3.7%
Interest on bonds and subordinated notes	15,019	13,378	8,698	72.7%	12.3%
Other interest expense	8,424	2,797	5,972	41.1%	201.2%
Net interest income	178,288	188,359	142,755	24.9%	-5.3%
Average interest earning assets	16,568,839	16,168,832	11,843,193	39.9%	2.5%
Net interest margin*	4.30%	4.66%	4.82%

Interest on loans that reflects the evolution and growth of the bank business remained strong and grew 7.8% QoQ, slightly higher even than loan growth (measured as daily average balances), that reached 6.6% QoQ. This would improve NIM reflecting higher returns from loans, principally in the retail segment. However, larger legal reserve requirements and higher liquidity levels pushed the amount of liquid assets deposited at BCR by 23%, whereas more profitable liquid assets such us CDs of BCRP were reduced, resulting in low nominal rates and the consequent negative impact on NIM. On the other hand, large deposits at BCR, which yield low returns in both local and foreign currency, increased their share of total interest earning assets, resulting in net interest income growing only 1.1% in 3Q08, and ultimately a lower NIM than in the previous quarter.

Interest expenses on the other hand expanded 10.4% because of higher funding costs, mainly on deposits, our main source of funding which increased from 2.99% in 2Q08 to 3.12% average funding cost of total deposits in 3Q08. Such higher cost of funding had to a lesser extent an impact from the liquidity crisis in international markets. A combination of such low growth of interest income and high growth of interest expenses resulted in 5.3% QoQ lower net interest income.

The result of the above-described fluctuations was NIM’s flip down to 4.30% in 3Q08 from 4.66% in 2Q08.

To isolate the impact of the restructured asset mix on NIM, the following table shows a simulated NIM for the lending business which includes increased funding cost but excludes the cost of increased legal reserves, which is captured by the restructured profit-yielding asset mix.

The re-composition of loan portfolio is undoubtedly a positive event and the isolated NIM calculation shows a raising NIM (from 6.8% to 7%) during the last 3 quarters, where higher yielding loans offsets the higher direct cost of funding, except in this 3Q08 (6.9%) when the cost of funding was exacerbated. However, once we include the impact of the re-allocation of interest earning assets, NIM’s decline becomes evident. This implies that the fall in NIM is rather a response to diminishing returns from liquid assets due to legal reserve requirements, foreign exchange position and liquidity management decisions, rather than due to compressed lending rates.

II.4 Loan provisions

Provisioning grew 48.1% QoQ after larger provisioning in the commercial and consumer segments. At 0.78%, the portfolio quality indicator remains strong.

Provisión for loan losses	Quarter ended			Change
US$ 000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Provisions	(24,040)	(16,230)	(17,464)	37.7%	48.1%
Loan loss recoveries	6,424	5,951	8,223	-21.9%	8.0%
Total provisions, net of recoveries	(17,616)	(10,280)	(9,241)	90.6%	71.4%
Total loans	9,836,170	9,197,916	7,450,674	32.0%	6.9%
Reserve for loan losses (RLL)	229,071	217,569	202,877	12.9%	5.3%
Bcp's Charge-Off amount	11,929	10,513	8,274	44.2%	13.5%
Past due loans (PDL)	76,569	68,264	67,478	13.5%	12.2%
PDL/Total loans	0.78%	0.74%	0.91%
Coverage	299.17%	318.72%	300.65%

Gross provisioning reached US$ 24.0 million in 3Q08 in line with expectations, though 48.1% higher than last quarter, since 2Q08 recorded higher provision reversals as the portfolio quality in the corporate sector continued improving. Nevertheless, the planned increase in provisions results from larger volumes in commercial segment (Corporate, Middle Market and SME), and higher provisioning for the consumer segment following stricter policies and increased volumes. Past due loans grew slightly from US$ 68.2 million in June 2008 to US$ 76.6 million in September 2008, leading to slight growth in the past due indicator that rose from 0.74% to 0.78% over that period. It is worth mentioning provisioning and increased past due loans do not reveal a quality decline of loans but are rather a response to business evolution and a larger portfolio. Coverage for past due loans rose from US$ 217.8 million in June 2008 to US$ 229.1 million in September 2008.

Revenues from collection of the written-off portfolio rose 8%, together with larger collection revenues this quarter, reflecting the Bank’s sound collection management.

II.5 Non Financial Income

Non-financial revenues fell 7.4% as a consequence of losses from sales of securities amidst the international financial turbulence that hit the local capital market, and lower revenues from foreign exchange transactions against a backdrop of reduced dollar volatility.

Non financial income	Quarter			Change
US$ 000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Fee income	87,042	85,228	75,146	15.8%	2.1%
Net gain on foreign exchange transactions	24,497	31,389	13,526	81.1%	-22.0%
Net gain on sales of securities	(3,128)	3,721	1,537	-303.5%	-184.1%
Other income	4,897	2,009	1,778	175.4%	143.8%
Total non financial income	113,308	122,347	91,987	23.2%	-7.4%

Fee income grew only 2.1% this quarter despite an increase of the volume of transactions. The monthly average number of transactions this quarter grew from 35.3 million transactions to 37.0 million in 3Q08, or a 4.8% QoQ expansion accounted for by more point of sales nationwide. Growth in transactions at Agentes BCP, own and third party cash dispensers and BCP point of sales are noteworthy.

Nevertheless, quarterly 2.1% growth in fee income is a consequence of strong growth in some items, like commissions earned from commercial loans (+93.9%), commissions earned from consulting in corporate finance (+24.4%), debit cards (+15.0%), contingencies (guarantees and collaterals), which grew 14.4%, among others, while other line-items including commissions from stock market transactions and commissions earned from BCP Bolivia fell significantly.

N° de Transactions per channel	Quarter			Change %
	Average 3Q08	Average 2Q08	Average 3Q07	3Q08/3Q07	3Q08/2Q08
Teller	10,040,941	9,091,066	8,827,670	13.7%	10.4%
ATMs Via BCP	6,241,016	5,376,097	4,919,609	26.9%	16.1%
Balance Inquiries	2,375,573	2,249,668	2,206,366	7.7%	5.6%
Telephone Banking	1,193,366	1,126,113	1,042,139	14.5%	6.0%
Internet Banking Via BCP	8,598,560	7,448,052	6,657,470	29.2%	15.4%
Agente BCP	1,942,643	1,248,203	838,410	131.7%	55.6%
Telecrédito	3,345,913	2,884,387	3,046,225	9.8%	16.0%
Direct Debit	308,098	341,265	294,257	4.7%	-9.7%
Points of Sale P.O.S.	2,746,508	2,466,764	2,238,747	22.7%	11.3%
Other ATMs network	203,957	173,343	159,411	27.9%	17.7%
Total transactions	36,996,576	32,404,959	30,230,305	22.4%	14.2%

We show below the evolution of our service channels, revealing strong growth among Agentes BCP, a low cost channel that has increased people’s access to the banking system. From January to September, 44 new branches had been planned. To September 2008, the total number of such new branches was 37.

	Balance as of			Change %
	Sep-08	Jun-08	Sep-07	Sep 08/ Sep 07	Sep 08/ Jun 08
Branches	310	277	254	22.0%	11.9%
ATMs	843	778	724	16.4%	8.4%
Agentes BCP	1,720	1,358	1,017	69.1%	26.7%
Total	2,873	2,413	1,995	44.0%	19.1%

Net gains on foreign exchange transactions fell 22% this quarter. This drop is accounted for by the reduced volatility as compared to the previous quarter and uncertainty among economic agents who sought shelter in the US currency, thus leading to less flipping from one currency to the other and resulting smaller earnings.

Net earnings on sales of securities drop significantly from US$ 3.7 million earnings in 2Q08 to US$ 3.1 million losses in 3Q08. This is a consequence of larger losses from securities’ fluctuations in 3Q08 as a result of the ongoing financial crisis. Nevertheless, such losses were partly mitigated by profits from sales of securities, principally BCR certificate of deposits and earnings from permanent investments, all of which combined to yield the above-mentioned net loss.

II.6 Operating Costs and Efficiency

Although the cumulative efficiency indicator improved to 47.8% to September 2008 compared to 49.10% one year ago, the 3Q08 ratio deteriorated strongly to 52.29% as a result of 5% lower operating income and 13.5% QoQ higher operating expenses.

Salaries and employees benefits expenses grew 16.2% resulting from higher variable compensation in the Retail Banking sector, and larger provisioning for additional expected profit sharing. Likewise, BCP’s payroll grew 4% QoQ, a consequence of more branches and others points of sale, as forecasted for the 2nd half this year.

Operating expenses	Quarter			Change
US$ 000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Salaries and employees benefits	83,496	71,871	59,669	39.9%	16.2%
Administrative, general and tax expenses	56,266	50,669	42,485	32.4%	11.0%
Depreciation and amortizacion	11,800	10,978	9,627	22.6%	7.5%
Other expenses	11,915	12,177	8,033	48.3%	-2.2%
Total operating expenses	163,477	145,695	119,814	36.4%	12.2%
Operating expenses (excludes "other expenses")	151,562	133,518	111,781	35.6%	13.5%
Operating income	289,827	304,976	231,428	25.2%	-5.0%
Efficiency Ratio	52.29%	43.78%	48.30%

Administration and general expenses rose 11.0% QoQ, mainly due to larger software and computer system maintenance, consulting and advisory, communications and transport. This growth was partly mitigated by lower marketing (advertising and campaigns) expenditures. Our network expansion plan and IT support investments are underway and will require additional funds during this year’s last quarter.

We show below the detailed administrative expenses and the corresponding quarterly changes:

Administrative Expenses	Quarter						Change %
US$ (000)	3Q08%		2Q08%		3Q07%		3Q08/3Q07	3Q08/2Q08
Marketing	6,683	12%	5,032	10%	6,985	16%	-4.3%	32.8%
Transportation	4,834	9%	4,458	9%	4,008	9%	20.6%	8.4%
Systems	3,506	6%	6,892	14%	3,926	9%	-10.7%	-49.1%
Maintenance	2,660	5%	2,444	5%	1,880	4%	41.5%	8.9%
Consulting	2,485	4%	2,207	4%	2,525	6%	-1.6%	12.6%
Communications	2,372	4%	2,497	5%	1,996	5%	18.9%	-5.0%
Other expenses	14,682	26%	14,195	28%	12,337	29%	19.0%	3.4%
Property taxes and others	4,876	9%	5,487	11%	4,512	11%	8.0%	-11.1%
Other subsidiaries and eliminations, net	8,572	15%	5,308	10%	4,461	11%	92.1%	61.5%
Total Administrative Expenses	50,669	90%	48,520	96%	42,631	100%	18.9%	4.4%

Other expenses fell 2.2% QoQ, mainly accounted for by the reversal of provisioning for the SAR program, resulting from value loss of the Credicorp share in 3Q08.

Finally, operating costs (excluding “other expenses”) grew 13.5%, while revenues from operations fell 5.0%, resulting in significant declines in BCP’s efficiency ratio, which rose from 43.8% in 2Q08 to 52.29% in 3Q08. The accumulated indicator reaches 47.8%, still an improvement for the YTD compared to 49.10% last year.

II.7 Shareholders’ Equity and Regulatory Capital

BCP’s consolidated net equity reached US$ 1,319 million as of September 2008, or 5.2% higher QoQ. In 3Q08 ROAE reached 28.93% higher than 2Q08’s 25.49% but significantly lower than 1Q08 and 3Q07. These changes respond to the translation effect which created volatility in quarterly figures. ROE’s fall in 3Q08, however, is a result of lower operating profits generated by higher legal reserves, a smaller position in Soles, which implies strong opportunity cost and more expensive funding. However, even at this level, BCP’s business returns are clearly high.

Shareholders' equity	Quarter			Quarter
US$000	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Capital stock	439,474	439,474	364,706	20.5%	0.0%
Reserves	388,062	388,062	282,189	37.5%	0.0%
Unrealized Gains and Losses	43,352	70,819	56,412	-23.2%	-38.8%
Retained Earnings	111,994	111,994	96,245	16.4%	0.0%
Income for the year	336,897	243,814	245,454	37.3%	38.2%
Total shareholders' equity	1,319,779	1,254,163	1,045,006	26.3%	5.2%
Return on average equity (ROAE)	28.93%	25.49%	36.13%

As of September 2008, BCP’s non-consolidated cash equity ratio to risk weighted assets reached 12.25% (8.17 multiple), slightly below last June’s 13.5% (7.41 multiple). This indicator exceeds the system’s regulatory minimum (9.1%) and our even more conservative in-house threshold (11.5%).

Likewise, more earnings were retained for capitalization to further strengthen the Bank’s equity. Earnings withheld reached US$ 134.4 million to September 2008, similar to last June’s. It is also worth mentioning an increase in market risk equity requirements resulting from higher exchange risk in view of the present market conditions which have increased exposure and risk to fluctuating foreign currency values.

Finally, Tier I reached US$ 982 million. Risk weighted assets include US$ 151.2 million of identified market risk, which requires US$ 13.8 million equity. Total regulatory capital includes US$ 289 million subordinated debt.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change
US$ (000)	Sep. 08	Jun. 08	Sep. 07	Sep 08/ Sep 07	Sep 08/ Jun 08
Capital Stock, net	506,817	508,526	416,892	21.6%	-0.3%
Legal and Other capital reserves	446,366	447,870	336,315	32.7%	-0.3%
Net income capitalized	134,409	134,862	71,860	87.0%	-0.3%
Investment in Subsidiaries and others	194,526	171,869	154,650	25.8%	13.2%
Goodwill	8,320	8,098	5,659	47.0%	2.7%
Generic Contingency loss reserves	103,338	95,643	76,312	35.4%	8.0%
Subordinated Debt	289,099	292,164	136,674	111.5%	-1.0%
Total Regulatory Capital	1,277,182	1,299,099	877,745	45.5%	-1.7%
Tier 1 (1)	982,008	997,226	742,083	32.3%	-1.5%
Tier 2 (2)	295,174	301,873	135,661	117.6%	-2.2%
Risk-weighted assets (Credit risk)	10,277,314	9,579,085	7,578,961	35.6%	7.3%
Market Risk	13,744	4,180	16,864	-18.5%	228.8%
Capital Ratios
Regulatory Capital as a percentage of risk-weighted
assets	12.25%	13.50%	11.30%
Ratio of risk-weighted assets to Regulatory Assets	8.17	7.41	8.85

(1) Tier 1 = Capital + Reserves + Net income capitalized - Goodwill - (0.5 x Investment in Subsidiaries)
(2) Tier 2 = Subordinated Debt + Generic Contingency loss reserves - (0.5 x Investment in Subsidiaries)

III. Banco de Crédito de Bolivia

Bolivian Financial System

Total loans in the Bolivian banking system grew from U$ 3.05 billion in December 2007 to US$ 3.5 billion in September 2008, or 15.7% larger. The quality of loans has likewise improved slightly compared to 2007. In 2007 past due loans in the banking system reached 5.6% of all loans while in June 2008 they had fallen to 5.2% and in September further down to 5.0%. In addition, coverage in the banking system reached 111.3% in September 2008 compared to 110.7% last June.

Deposits in the Bolivian banking system grew from US$ 4.236 billion in December 2007 to US$ 5.429 billion in September 2008 or 28.2% larger, reflecting the introduction of inflation-pegged deposits and increased deposits in domestic currency. Growth was split among demand deposits, which grew 30.8%, savings (40.2% up), and time deposits that expanded 16.4%.

BCP Bolivia - Results

In 3Q08, BCP Bolivia earned a net US$ 11.0 million, reflecting 8.5% QoQ and 55.5% YoY increases, principally as a consequence of larger net revenues from interest (9.2% QoQ and 37.3% YoY) and larger non-financial income (13.4% QoQ and 57.6% YoY).

A conservative approach to credit risk management resulted in 2.0% delinquency (1.9% in 2Q08 and 2.5% in 3Q07) and coverage reaching 185.0% (206.1% in 2Q08 and 341.5% and 3Q07). These indicators place BPC Bolivia as a top performer in the Bolivian banking system where the corresponding ratios reached 5.0 and 111.3%, respectively. BCP Bolivia’s ROAE was 51.1%, lower than June 2008’s 52.4%. However, it remains at a significantly high level compared to market rates.

Assets and liabilities

To September 2008, BCP Bolivia’s total loan placements had reached US$ 499.8 million, i.e. 5.5% higher than June 2008’s US$ 472.1 million and 10.0% higher YoY. Larger quarterly loan growth reflect a more stable economy, i.e. positive GDP growth and lower CPI growth compared to previous months. Additionally, the changing international economic and financial scene has modified expectations concerning the US currency, somewhat reflected by increased local currency loans.

This quarter Retail Banking grew 5.4% QoQ and 27.4% YoY, significantly impacting the Bank’s results as this business accounts for 48.7% of its total portfolio and is also the highest yielding segment. Meanwhile, Corporate Banking and Middle Market Banking represent 46.7% of the Bank’s loan portfolio with lower returns when compared to the Retail Banking.

The fastest growing products QoQ in Retail Banking were Personal Cash loans (up 15.2%) and loans to SME which grew 10.2%. Together, they account for 31.9% of the retail portfolio. The mortgage segment, accounting for 47.9% of this portfolio, dropped 0.2% QoQ but grew 4.7% YoY.

On the liabilities side, BCP Bolivia’s deposits grew 1.9% QoQ and 25.5% YoY. Savings deposits grew 4.0% QoQ and 38.3% YoY, followed by time deposits (1.6% QoQ and 5.8% YoY) and demand deposits which slipped 0.7% QoQ but expanded 25.7% YoY.

Net shareholders’ equity expanded 12.0% QoQ only, reflecting a drop of non-realized earnings (-15.6% QoQ) on the one hand and higher earnings in the year so far (53.4% YoY) on the other. Year over year, net shareholders’ equity expanded 30.1%.

Finally, BCP Bolivia maintained its 13.5% market share for loans and 14.0% for deposits, ranking third for combined loans and deposits in the entire Bolivian banking system. Additionally, BCP Bolivia has continued strengthening its position in strategic products and services by introducing innovative products and building market recognition as the bank ensuring the safest transactions. Moreover, the Bank has continued expanding its business model of Agentes BCP (points of sale), that has increased its market penetration in business segments not yet served by the banking system. To September 2008, BCP Bolivia operated 85 Agentes BCP.

Banco de Crédito de Bolivia	Quarter			Change
US$ million	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Total loans	499.8	472.1	454.5	10.0%	5.9%
Past due loans	9.9	9.1	11.3	-12.4%	8.8%
Loan loss reserves	-18.4	-18.8	-20.6	-52.3%	-2.1%
Total Assets	956.0	905.9	761.3	25.6%	5.5%
Deposits	782.7	768.0	623.8	25.5%	1.9%
Shareholders net equity	97.9	87.4	75.2	30.2%	12.0%
Net income	11.0	10.1	7.0	57.1%	8.9%
PDL / Total loans	2.0%	1.9%	2.5%
Coverage ratio of PDLs	185.0%	206.1%	182.3%
ROAE	47.5%	49.5%	39.3%
Branches	63	63	58
ATMs	181	176	152
Employees	1,553	1,535	1,337

IV. Atlantic Security Holding Corporation

During this third quarter 2008, and despite the world financial crisis which certainly affected our offshore banking operations and administered portfolios, Atlantic Security Holding Corporation (ASHC) reported a relatively solid net income of USD 4.2 millions. Nevertheless, it does reflect a QoQ drop of 16% from US$ 5 million in 2Q08, when excluding the non recurring income in 2Q08 of US$ 22.1 derived from dividends received from its stock position in Credicorp shares (BAP’s treasury stock), which distorts growth numbers.

Total Core revenues for 3Q08 reported US$8.1 Millions, which compared with the adjusted figure for 2Q08 reflects a QoQ drop of 4.7% and of 7.4% on a YoY basis, was basically affected by FX losses, as we will explain further down.

ASHC	Quarter			Change %
US$ million	3Q08	2Q08	3Q07	3Q08/3Q07	3Q08/2Q08
Net interest income	6.3	6.3	4.8	31.5	-0.6
Dividend income	0.0	22.1	0.1	-84.9	-99.9
Fees and commissions from services	2.2	2.1	2.7	-18.5	2.5
Net gains on foreign exchange transactions	-0.4	0.0	1.2	-133.2	-947.3
Core Revenues	8.1	30.6	8.7	-7.4	-73.6
Total provisions, net of recoveries	-5.7	-1.7	-1.1	-403.2	-234.3
Net gains from sale of securities	1.5	0.0	-0.2	932.3	3,720.5
Other income	2.5	0.2	1.1	124.0	1,035.8
Operating expenses	-2.1	-2.1	-2.3	-8.0	4.0

Net income	4.2	27.1	6.2	-32.3	-84.5
Net income/share	0.1	0.5	0.1	-32.3	-84.5
Total loans	151.6	151.2	125.5	20.8	0.3
Total investments available for sale	671.8	748.1	826.4	-18.7	-10.2
Total asset	1,325.5	1,384.0	1,486.1	-10.8	-4.2
Total deposits	1,131.1	1,139.4	1,256.8	-10.0	-0.7
Shareholder's equity	180.0	198.2	208.8	-13.8	-9.2
Net interest margin	2.06%	1.98%	1.38%
Efficiency ratio	17.7%	6.7%	24.0%
Return on average equity	8.9%	53.4%	12.1%
PDL / Total loans	0.00	0.00	0.00
Cover ratio	0.9%	0.9%	1.0%
BIS ratio	16.84%	15.85%	15.52%

In fact, net interest income reported an increase of 31.5% YoY and remained flat QoQ. Given the YoY declining interest rate scenario, this increase in net interest income reflects the favorable situation for the bank, generated by its current short term structure of deposits (which allows quick downwards re-pricing) and medium to long term structure of assets with higher locked-in interest rates. Notwithstanding, QoQ the net interest income presents similar levels as those reported in 2Q08 reflecting some stabilization of LIBOR rates during the first months of 3Q08. Furthermore, despite the reported volatility of LIBOR rates during the last weeks of 3Q08, the bank’s cost of funds remained unadjusted and consistent with prior periods.

Thus, as a result of the re-pricing flexibility of the asset / liability structure, net interest margin (NIM) presents a QoQ increase from 1.98% to 2.06%

Commissions and fee income reached US$ 2.2 million representing an increase of 2.5% when compared with 2Q08. When compared with 2Q07 this figure is 18.5% lower. This is explained by lower volumes YoY while management fees charged to customers for asset management products were lower as a direct result of dropdowns on performance yields and net asset value of managed funds which are the base for determining these profits.

Thus, the impact on core revenues comes from foreign exchange transactions, which reported a US$ 387 thousand loss for the quarter. This loss arises from the un-hedged positions in euros and sterling pounds, currencies that have presented significant devaluation against the US dollar in the last months.

Net results of ASHC were however mostly affected by the high level of provisions net of recoveries reported in 3Q08, which reached US$ 5.7 million reflecting the financial crisis. These reserves are the result of provisioning for the adverse market effect on the Bank’s proprietary investment portfolio, triggered by the current international financial markets’ turmoil. However, these were partially offset by provision reversals reported under Other Income of US$ 2.5 million, leaving a real net negative impact on earnings of US$ 3.2 million. There is, however an additional effect from such adverse market valuations which resulted in unrealized losses of US$ 22 million, which do not affect ASHC’s income statement, but decrease its net worth position directly. This unrealized loss represents a relatively small impact, given the magnitude of the market “melt down”, of 2.9% of its on-balance sheet portfolio. Thus, a drop in shareholder’s equity from US$ 198 million to US$ 180 million was reported. It is noteworthy that the investment portfolio maintains a significant concentration of 76% on “safe” investment grade securities

On the other hand, a conservative decision to realize gains in some positions resulted in earnings of US$ 1.5 millions from the sale of securities, outperforming results in the compared quarters.

The efficiency ratio presented a distorted increase from 6.7% on 2Q08 to 17.7% in this 3Q08. This variation is the effect of dividends received during 2Q08 which lowered its ratio. Thus, when comparing the adjusted ratio of 2Q08 of 23.5% (excluding such dividend income) an improvement is observed given higher “other income” (explained by provision reversals), since operating expenses remained constant.

Total assets decreased by 4.2% QoQ and 10.8 YoY. The YoY drop is explained by outgoing customers’ funds and migration of customers’ deposits to structured investment products managed off–balance sheet, motivated by higher yielding investments. During the last quarter, valuations of investments contributed to the drop in asset value. However, this diminishing trend started to revert due to customers’ funds received during this quarter.

Interest Earning Assets

Interest earning assets reached US$ 1.200 millions, as shown in the table below. This figure dropped 4.3% QoQ basis, while a YoY drop of 11.6% was observed. This drop results from the market value of the investment portfolio which has been affected by current economic events.

The share of investment-grade securities in the investment portfolio is 76%, emphasizing ASB’s prudent investment policy of concentrating its portfolio in high credit quality investments. Although the size of the portfolio presents a reducing trend, its composition remains on similar levels to those of 3Q07.

INTEREST EARNING ASSETS*	Quarter			% Change
(US$ Million)	3Q 2008	2Q 2008	3Q 2007	3Q08 / 3Q07	3Q08 / 2Q08
Due from banks	422	405	452	-6.5%	4.3%
Loans	152	151	126	20.8%	0.3%
Investments	626	698	781	-19.8%	-10.3%
Total interest-earning assets	1,200	1,254	1,358	-11.6%	-4.3%
(*) Excludes investments in equities and mutual funds.

Asset Management Business

The asset management business includes, besides third party managed funds, customers’ deposits, and investments such as proprietary mutual funds and securities. The total of these funds has decreased by 3.2% QoQ and reports an increase of 2.3% YoY. The QoQ decrease is a result of general drop of market value of managed funds and securities on behalf of customers. As we concluded in the previous quarter, the management of third party funds in off-balance sheet accounts continues to command most new business.

V. Prima AFP

V1. Recent evolution of the private pension fund market

In 3Q08, the private pension market followed a similar evolution as in previous periods. During this period, 68,000 transfers and 59,000, new affiliations took place to a total members’ number of 4.3 million at the end of this period.

Weaker international and local financial markets had a significant impact on the value of funds managed on the system, resulting in a decrease of the portfolio under management of 15.6% compared to the previous quarter, with total funds dropping from US$ 21.2 billion in June 2008 to US$ 17.9 billion in September 2008.

As regards financial outcomes, the system’s total revenues were US$ 69.9 million in the third quarter of 2008, that is, 24% growth year over year. This increase is principally accounted for by the larger contribution base resulting from a lively domestic economy and growing formal jobs, also to a smaller extent by the appreciation of the local currency compared to 3Q07.

System operations expenses reached US$ 46.2 million, turning into revenues for operation worth US$ 23.8 million (110% higher than the earnings from operations a year ago). Despite this bottom line operational results at the pension fund management companies (AFPs in Spanish), Peruvian accounting results revealed the impact of provisioning losses because of declining financial markets not included under IFRS (US$ 36.5 million per quarter). After taking account of other revenues and expenses and provisioning for taxes and profit sharing, the net balance earned by AFPs in this third quarter was a net loss reaching US$ 16.2 million.

Private Pension Fund System: Main Indicators
At the end of the period:	3Q08	2Q08	3Q07
Affiliates (thousand)	4,260	4,210	4,049
% Change (1)	1.2%	1.3%	1.4%
Sales force	1,942	1,930	3,135
Asset under management (US$ mm)	17,969	21,285	20,286
% Change (1)	-15.6%	-4.5%	4.9%
Income (US$ mm)	69.9	59.3	56.0
Operating Expenses (US$ mm)	46.2	45.2	44.7
Operating income (US$ mm)	23.8	14.1	11.3
Net Income (US$ mm)	-16.2	11.1	10.7
Source: Conasev, SBS:
(1) Quarter Variation
In local Peruvian accounting, legal reserves are included in the income statement as opposed to the IFRS
There is no infomation for results adjusted to international financial reporting standards for the Total System.
The first and third quarter include double collection

V2. Prima AFP

During 3Q08, commercial activities at PRIMA AFP improved slightly compared to the second quarter, though its productivity confirmed it as the system’s best AFP. During this quarter, PRIMA recruited 14,600 transfer and 11,575 new members.

Expanded commercial activity was related to the company’s announcement in August to raise its base management commission from 1.50% to 1.75%, with impact on revenues reflected starting January 2009. Such higher commissions, still the market’s lowest, is consistent with the overall value proposal PRIMA AFP brings to market, a fact widely recognized by its affiliates.

Company’s initiatives should also allow it to go through the initial transition months towards the new commission levels without further trouble. In 3Q08, PRIMA AFP captured the larger shares of system contribution (32.8%), as well as the largest market share for voluntary contributions (amounting for 45.7% of the total voluntary contribution to the system by end of September).

Regarding investments, funds under PRIMA AFP management were not immune to the impact of the world financial crisis, a fact that was further reflected in portfolio losses.

PRIMA AFP: Main quarterly indicators and market share

	PRIMA 3Q08	System 3Q08	Share 3Q08%	PRIMA 2Q08	System 2Q08	Share 2Q08%
Affiliates (1)	1,040,568	4,259,889	24.4%	1,035,703	4,209,831	24.6%
New affiliations (2)	11,575	59,436	19.5%	10,891	60,829	17.9%
Fund under management US$ mm (1)	5,588	17,969	31.1%	6,637	21,285	31.2%
Collections US$ mm (3)	146	445	32.9%	128	381	33.6%
Voluntary Contributions US$ mm (4)	91	199	45.7%	156	320	48.9%
RAM US$ mm (5)	1,024,493	3,159,672	32.4%	339	1,058	32.0%

(1) Source: Superintencia de Banca y Seguros
(2) Accumulated to the Quarter
(3) Accumulated to the Quarter. Include voluntary contributions
(4) Stock level at the end of the period
(5) Monthly remuneration retained, earnings base calculation estimated by PRIMA on average earning during the last
4 months excluding double collection effect, special collections and voluntary contributions fees.Commercial results

PRIMA AFP’s value proposal is characterized by delivery of appropriate information and quality service to its members, high profitability levels and the sound support of Crédito Group, Peru’s largest financial holding company. Moreover, and despite the higher commissions announced, PRIMA AFP’s rates are still the market’s lowest. This has allowed our company to engage in successful competition while counting only with the smallest sales force in the entire system.

Total new and transfer members this quarter exceeded 26,000 (close to 14,600 transfers and 11,575 new members), above second quarter figure. Exit transfers remain at previous quarter levels and within company’s forecast. Net RAM result was positive this quarter.

Funds under PRIMA AFP’s management reached US$ 5.6 billion or 31.1% of the system’s total funds to June 2008. This market share indicator has remained relatively stable throughout 2008.

Investments

Declining international financial markets impacted earnings from investments in the different funds during this period. Though pension fund investments are managed for the long term, short term fluctuations impact ongoing performance. Nevertheless, given the excellent returns of the previous years, in the most recent 24 months period, our funds could still report positive yields of 14.33% from fund 1, 21.97% from fund 2 and 41.24% from fund 3, thus ranking first for the 2 and 3 funds and second in fund 1.

We show below each fund’s share in the total portfolio under management to September 2008.

PRIMA AFP: Funds under management as of September 2008

	Sep-08%		Jun-08%
Fund 1	354	6.3%	371	5.6%
Fund 2	3 ,704	66.3%	4 ,300	64.8%
Fund 3	1 ,530	27.4%	1 ,966	29.6%
Total US$ mm	5 ,588	100.0%	6 ,637	100.0%
Source: Superintendencia de Banca y Seguros

Financial results

Revenues

Revenues in the third quarter reached US$ 19.0 million, building on PRIMA AFP’s large number of contributing members, throughout this year. A comparison of revenues one year ago (3Q07: US$ 14.75 million) reveals a 29% increase. It is also worth mentioning the third quarter usually benefits from the impact of double collections from mid-year bonuses (company revenues are typically 60 to 70% higher in January and August as most members usually receive mid- and end- year bonuses mandated by Peruvian labor laws).

This quarter, the base compensation from which PRIMA AFP’s earnings are computed remains as the system’s highest, with 32.4% market share. This estimate is calculated with publicly available revenue data and management fees earned by individual AFP.

The balance of voluntary contributions under management at the end of 3Q08 dropped a significant 36% compared to the previous quarter, all of which resulted from sliding international financial markets.

PRIMA AFP: Total earnings -US$ Million

	PRIMA Sep-08	Total System Sep-08	Prima % Share
Income (1)	6	21.6	27.6%
Administrative Fees	1.5%	-
RAM estimated base (2)	344	1,061	32.4%

PRIMA AFP estimates. In accordance to local public infomation, (CONASEV)
(1) Average income from the last four month, excluding special collections and voluntary contribution fees
(2) RAM: Monthly Accumulated Salary

Expenditures

This quarter PRIMA’s operating expenses remained stable, excepting for the advertising and marketing account that increased US$ 0.5 million to 2Q08, a consequence mainly of initiatives relating to the increase in fees announced recently.

As a consequence of the above, results from operations this term reached US$ 5.7 million, in line with projections. This outcome includes charges for amortization of assets included in the transfer price allocation. Combined with amortization and depreciation of investments in facilities and IP systems, the total D&A expense reached US$ 2.3 million this period.

Local currency volatility had an impact on currency translation results and adjustments on deferred liabilities, leading to a US$ 1.54 million loss. PRIMA AFP closed a currency swap transaction to avoid future impact of such currency volatility and should not be significantly affected by other similar currency fluctuations in the future. After provisioning for taxes and profit sharing, PRIMA AFP’s net earnings for the period reached US$ 1.70 million. From January to September, the company’s cumulative net profits reached US$ 9.76 million, above expectations.

At 3Q08 closing, corporate assets were worth US$ 237.9 million, liabilities reached US$ 106.3 million and shareholders equity US$ 131.5 million.

The company’s main financial figures appear below:
PRIMA AFP: Main financial indicators (US$ thousand) (1)
				Change %
	3Q08	2Q08	3Q07	3Q08/3Q07
Income	19,035	15,860	14,759	29%
Administrative and sale expenses	(10,954)	(10,066)	(8,807)	24%
Depreciation and amortization	(2,312)	(2,185)	(2,181)	6%
Net operating income	5,769	3,609	3,771	53%
Other income and expenses, net	(827)	(1,497)	(1,086)	-24%
Workers' protif sharing and Income tax	(1,693)	(612)	(907)	87%
Net income before translation results	3,249	1,500	1,778	83%
Translation results and deferred liabilities	(1,544)	(2,454)	17	-
Net income (losses)	1,705	(954)	1,795	-5%
Total Assets	237,950	246,129	244,050	-2%
Total Liabilities	106,382	108,286	114,959	-7%
Equity	131,568	137,843	129,090	2%

(1) (IFRS)

VI. EL PACIFICO PERUANO SUIZA AND SUBSIDIARIES

VI.1 PACIFICO GROUP

Pacífico Insurance Group results, which consolidate the general insurance (PPS), life insurance (PV) and health care insurance (PS EPS), reached Total Earnings before Minority Interest of US$4 million in 3Q08, compared with US$9.1 million loss in 2Q08. This is mainly accounted for by a recovery compared to 2Q08 of US$ 11.2 million for technical results, principally in the general insurance segment (PPS) where the claim rate fell 20 points.

Translation results that impacted on net earnings in the quarter was almost null (vs. US$6.5 million loss in 2T08) contributing to increased earnings, which have been previously affected by a US$ 2.9 million rise in provisioning for income tax.

	3Q08			2Q08			3Q07
	PPS	PV	EPS	PPS	PV	EPS	PPS	PV	EPS
Total Gross Premiums	73.6	45.4	30.4	77.3	44.8	28.2	56	36.8	23.1
Retained Premiums	48.9	44	30.4	53.9	43.5	28.2	32.4	36.2	23.1
Net Primiums Earned	45.7	31.3	30.3	43.7	27.6	28.3	30.4	24	23.1

Net premiums earned reached US$ 107 million (7.8% above 2Q08) resulting from strong business growth. On the other hand, net financial revenues reached US$ 23.7 million, of which US$ 6.7 million came from gains on sales of securities, which in turn encloses US$5.9 million for the sale of the investment on Inversiones Centenario to Credicorp.

General expenses increased US$1.3 million, however, expenditures to net premium earned ratio fell slightly from 19.8% in 2Q08 to 19.6% in 3Q08.

In fact, net earnings of US$1.2 million generated in 3Q08 mitigated the loss of US$-6.4 million in the first half of the year to a net cumulative total of US$ 5.2 million to September 2008.

Finally, with respect to PPS’s contribution to Credicorp, net earnings of US$1.2 million in the quarter is generated by the Life segment (PV), which after consolidation adjustments for the gain of US$5.9 million for the sale of Inversiones Centenario to Credicorp and after deducting minorities, lead to a final contribution of US$-3.6 million for the quarter.

US$ Thousand	Net Earnings*				Ajustment for Consolidation and	Total Contribution to
Period	PPS	PV	EPS	PGA	Minorities	BAP
3Q07	(6,615)	2,108	598	(3,908)	948	(2,960)
4Q07	(3,266)	3,351	768	853	(208)	645
1Q08	(121)	2,544	797	3,093	(750)	2,343
2Q08	(7,657)	692	(2,759)	(9,525)	2,311	(7,214)
3Q08	(2,537)	4,569	(900)	1,221	(4,809)	(3,588)
Var % 3Q08 / 2Q08	n.a.	561%	n.a.	n.a.	-100%	n.a.
Var % 3Q08 / 3Q07	n.a.	117%	-250%	n.a.	-100%	n.a.

The recent crisis in international financial markets may impact Pacifico Insurance Group through two transmission mechanisms: i) through reinsurance contracts and ii) through investments in financial assets. As regards the first transmission mechanism, PPS holds less than 8% of its property risk through a subsidiary of AIG, New Hampshire Insurance Company (AA- Fitch rating) and less than 12% of its premiums receivable with the latter and other AIG Insurance subsidiaries.

On the investment portfolio side, Pacifico Life (PV) has an exposure of its total investment with international financial paper side, of which 10% are invested in banks and other insurance companies, 7% in corporate segment and 2% remaining in US. Government bonds or backed by them. In both cases, Pacifico Insurance Group considers that an exposure risk is substantially low.

VI.2 PACIFICO GENERAL P&C INSURANCE (PPS)

Cumulative results to September 2008 reveal a US$ 10.3 million loss. However, it is worth underscoring five major claims in corporate accounts in the Fire business, for a total of US$ 9 million retention and US$2 million for reinstated reinsurance premiums. To reduce severity in the property business an external audit reviewed exhaustively the policies in force where significant exposure could be identified in the Fire, Technical and Marine hull business lines. Likewise, new measures in subscription policies for these business lines were introduced incorporating new proportional reinsurance schemes and more flexibility in voluntary assignments of portfolio components. Altogether this should allow to officially mitigate withholding severity for claims and, thereby, volatility of results.

On the other hand, claims in the Health Care business also had an impact, although to a lesser degree on cumulative results for September. This was mainly due to an increase in actual risk in this business segment from increased local and foreign cost of health care which have not been timely passed on to the client through new rates or new premiums current in markets. This was further aggravated by increased claim frequency.

Net Earnings at PPS in 3Q08 reached US$-2.5 million compared to US$-7.7 million in 2Q08. Despite PPS reduced claims from 105.2% in 2Q08 to 85.4% in 3Q08, technical results in 3Q08 reached US$-1.9 million, a figure significant lower than US$-9.4 million of previous quarter. This is mainly accounted for by lower claims in Health Care business mitigated by higher claims in Automobile and Mandatory Car Accident Insurance (SOAT in Peru) business. Claim rates for the general insurance (RRGG in Spanish) fell significantly from 109% in 2Q08 to 74.4% in 3Q08.

Technical Results by Unit Business

	3Q08				2Q08
US$ millon	Vehicles & SOAT	Assistance	P&C	TOTAL PPS	Vehicles & SOAT	Assistance	P&C	TOTAL PPS
Net Premiums Earned	17.2	11.4	17.1	45.7	14.9	10.8	17.9	43.7
Technical Results	(2.3)	(1.1)	1.5	(1.9)	(1.0)	(4.5)	(3.9)	(9.4)
Net claims / Earned Net Premiums	87.1%	99.2%	74.4%	85.4%	82.9%	129.6%	109.0%	105.2%
Technical Results / Earned net Premiums	-13.6%	-9.4%	8.7%	-4.2%	-6.9%	-41.2%	-21.6%	-21.5%

Technical result for Automobile and SOAT insurance was US$ -2.3 million, as a consequence of 87.1% claim rates. Overall, this industry has experienced increased claims as a result of a large fleet, a fact that has translated in a larger number of automobile thefts, as well as increased accidents involving private cars and city and intercity transport vehicles. Additionally, rising inflation also had an impact on repair costs for the automobile industry, thus impacting claim rates of these two market businesses. PPS is taking a number of steps to face increased rates and thereby reduce higher claim rates. Constant monitoring has permitted to identify the types of vehicles recording the larger theft rates of heftier repair costs. Immediate action has been taken concerning the specific insurance conditions and deductibles.

The Health Care business reached US$ -1.1 million of technical result in 3Q08. The strategy for this business line focuses on reviewing rates and conditions aiming at achieving positive and stable technical results, while remaining competitive through outstanding service. The health care claim rate in 3Q08 reached 99.2%, lower than 129.6% attained in 3Q08. It is worth mentioning that most health care contracts are signed for one year terms. As the portfolio is renewed, the impact of changes in fares and conditions will be reflected by an improved technical result as has already been experienced in 3Q08 compared to 2Q08.

With respect to the Property and Casualty (RRGG, in Spanish) business lines, these yielded a US$ 1.5 million technical result in 3Q08 compared to US$-3.9 million loss in 2Q08. The nature of some types of insurance comprised in this business line, such as Fire, Technical Insurance, Marine hull Insurance, Transportation, etc, may translate into significant insured amounts and important risk concentrations. Consequently, the strategy of this business line focuses on developing the ability to underwrite risk and manage reinsurance with the main objective of reducing retention rates and volatility of company results. As was mentioned previously, claim rates for RRGG fell in 3Q08, mainly through reduced claims in the fire insurance line.

PPS net financial revenues reached US$ 8.7 million in 3Q08, US$1 million below 2Q08 figures. The drop was mainly accounted for by lower dividends earned from participation in equity portfolio companies and smaller yield for forward hedging instruments, a consequence of nuevo sol depreciation vis-à-vis the US dollar QoQ. It is worthwhile underscoring that in August extraordinary earnings of US$ 5.9 million from the sale of stock in the Inversiones Centenario portfolio was recorded, which are eliminated in Credicorp’s consolidated process.

In short, general insurance management in 3Q08 include the following: (i) revenues from net premiums earned reached a total of US$ 45.7 million in 3Q08, while (ii) total operating costs reached US$ 57.7 million. These results led to a quarterly (iii) combined ratio of 126%, of which 85 points are costs or expenses for net claims, 19 points are attributed to acquisition costs and the remaining 22 points are for general or administrative expenses.

Management has picked these three areas to significantly reduce the combined ratio by controlling claim rates in the three business lines described above, introducing variable acquisition costs vis-à-vis results and enforcing sustained restructuring plan to reduce administrative costs, thus resulting in improved operating efficiency indicators.

VI.3 PACIFICO VIDA

Pacifico Vida reached total Earnings before Minority Interest of US$7.4 million in 3Q08, above the US$1.1 million earned in 2Q08.

The change is mainly explained by an increase of 13% of net premiums earned that reached US$31.3 million in 3Q08. Although the US$45.4 million total premiums production recorded 1.4% QoQ growth, the higher growth of net premiums earned is the consequence of lower reserve requirements in 3Q08, mainly accounted for sales of life annuities, which had reserves of US$ 1.9 million, lower than that in previous quarter due to lower premiums generated and also extends from saving-linked individual life products, which had a reserve of US$0.8 million.

Products	Total Premiums			Change %
US$ million	3Q08	2Q08	3Q07	2Q08	3Q07
Individual life	11.1	10.4	8.1	6.6%	36.2%
Individual annuity	9.4	11.2	10.0	-16.3%	-6.9%
Disability & survivor (Pension)	9.3	8.4	8.0	10.7%	16.9%
Credit Life	5.4	4.8	2.5	11.9%	114.7%
Personal accidents	2.5	2.3	1.9	10.2%	35.4%
Group life (Law)	2.1	2.2	1.5	-6.6%	35.5%
Group Life	2.9	2.7	3.0	5.3%	-2.9%
Limited workers compensation	2.7	2.7	1.7	1.1%	56.5%
TOTAL	45.4	44.8	36.8	1.4%	23.3%

Net financial revenues reached US$15 million during this quarter and are comprise of US$1.1 million of realized gains that are principally accounted for by savings of Global 2033 bonds issued by the Government of Peru that are part of a future’s portfolio matching strategy. The remaining financial revenues were originated by yields of US$ 699 million of investment portfolio.

General expenses increased 12% with respect to the previous quarter, reaching US$ 8.4 million. Nonetheless the expenditures to net premiums earned ratio fell from 27.3% in 2Q08 to 27.0% in 3Q08.

VI.4 PACIFICO HEALTH (EPS)

PS EPS results reached US$0.9 million loss in 3Q08, 67% lower than US$2.7 million recorded in 2Q08.

Technical results reached US$1.4 million, 23% higher than that in prior quarter. Such increase is mainly explained by (i) an increase of 7% QoQ of customer contributions, which totaled US$30.3 million, (ii) and also lower claim rate which in 3Q08 was 89.2% (0.6 points lower than that in 2Q08).

Claims are above projections and mainly accounted for 90% claims in the (group) standard health insurance contracts that comprised to 236,000 clients (56% market share). Such increased claim rates is accounted for by inflation in health care costs, as well as an increase in file closures. Likewise, quarterly claims rates were impacted significantly by larger provisioning for incurred but not reported claims (IBNR) that reached US$1.3 million in 3Q08 compared to US$0.2 million in 2Q08.

To reduce the claims rate, a plan is currently being introduced to standardize increased rates, co-insurance and deductibles for large consumption accounts. Terms of health care contracts are currently under review to reduce service costs and improve technical results. In addition, to better implement these measures, the customer portfolio is now undergoing into a segmentation, which will result in more accurate management indicators.

The Complementary Risk Work Insurance recorded 2 points higher claims rate quarter over quarter, and remained at about 46%. However, these premiums account for only 10% of the total premiums.

	Group Health			Workers Compensation			Individual Health
	Premiums	Claims	Net Claims	Premiums	Claims	Net Claims	Premiums	Claims	Net claims
2Q08	24.9	22.2	89.1%	2.6	1.1	43.5%	0.7	0.8	115.6%
3Q08	26.5	23.4	88.6%	3.2	1.5	46.1%	0.7	0.8	113.6%
US$ millon

General expenses totaled US$ 2.7 million, 7% above 2Q08 figures, principally due to larger reorganization expenses and regularization of 2Q08 revenues. However, EPS cost management and containment has allowed preserving stable general expenses to net premiums earned of 9% and acquisition costs of 6%.

VII. ECONOMIC OUTLOOK

Economic Activity

Peru’s economy grew 8.9% in August. This was the first time since August last year when the growth rate fell below double digits for two consecutive months (July’s growth reached 8.3%). Slower growth reflected mainly a slowdown in government spending that resulted in reduced demand, coupled with a slip in primary manufacturing from lower output of precious and non ferrous metals, linked to slower production of blister copper, refined copper, refined gold and copper wire. Peru’s economy has expanded 9.9% in the twelve months to date driven mainly by lively investments, both public and private, and production for the local market, including construction and non primary manufacturing.

Construction grew an average 18.2% in the twelve months to date, driven by urban renewal works like the upgrading of the Arequipa and Petit Thouars thoroughfares in Lima, underground and surface construction at the G-1El Platanal hydropower plant in Cañete, the gas liquefaction plant in Pampa Melchorita in Pisco, and construction at the San Cristóbal, Andaychagua, Carahuacra and Mahr Túnel mines in Junín, and various shopping centers, among others.

Meanwhile, non primary manufacturing grew 10.9% over the same period, mainly accounted for by larger output of capital (+31.0%) and intermediate (+15.1%) goods, reflecting in turn a steady strengthening of manufacturing targeting local demand. Primary manufacturing on the other hand has slowed down (+2.8% growth) mainly because of reduced fishmeal and canned fish output, and despite a livelier sugar industry.

Despite the risk created by the ongoing international financial crisis the growth outlook for coming months is still optimistic, underpinned by a dynamic internal market, although the lively pace is expected to slow down as 2009 wears on when the combined impact of higher interest and foreign exchange rates together with less disposable income starts to be felt.

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

Source: INEI

External Sector

The foreign trade surplus in the 12 months to August reached US$ 6.3 billion, or US$ 2.1 billion lower that the surplus at the end of 2007. This is accounted for by yearly adjusted growth of imports by 54.9% (principally capital goods and inputs, steeper crude and food quotations compared to 2007) all of which offset the 26.6% growth of exports. In the 12 months ending in August 2008, exports totaled US$ 32.6 billion. Non conventional exports grew 25.7%, slightly less than conventional foreign sales (+ 26.7%).

Imports of inputs grew 56.4% while inputs of capital goods rose 58.9%. Consumer goods increased the least (44.1%). After discounting for the prices effect, imports grew at an annually adjusted 34.7% (31.8% at the end of 2007), reflecting a still strong domestic demand. Finally, as a response to sustained foreign currency sales by the Central Bank of Peru (BCR in Spanish), international currency reserves have slipped since August and by mid-October have reached US$ 34.1 billion (after having peaked at US$ 35.6 billion, in April 2008).

Exports and Imports
(Annualized percentage variation)
Source: BCRP

Prices and Exchange rate

To September 2008, cumulative inflation in Metropolitan Lima for the 12 months to date reached 6.2%, significantly above the Central Bank’s target range (2% ± 1%) and last year’s rate (3.9%). This is the highest rate since inflation targeting was introduced in 2002 and in spite of moderate monthly price increases. Despite corrections in international food prices, local fuel prices have increased as a reset of the government’s decision to reduce its contribution to the Fuel Price Stabilization Fund. Given the grim world economic outlook, commodities’ prices may remain low, reducing inflation pressures in coming months. The Central Bank of Peru has cut its legal reserves rate for both domestic and foreign currency deposits, although they are still above those registered at the beginning of the year. In an international scene of decreased risk and search for liquid safe assets, investors may be leaving emerging markets, with an added impact on higher exchange rates in Latin America, overall, and in Peru in particular. The revaluations observed in the first half have been reverted and the nuevo sol has now depreciated by about 3.0% so far this year. Such depreciation took place despite BCR interventions in the foreign currency market. BCR’s interventions were efficient in mitigating exchange rate volatility but were unable to revert the sliding trend. BCR sales since June have exceeded US$ 4.7 billion, so that net dollar purchases this year has barely exceeded US$ 4 billion. Although volatility has increased in recent weeks, the exchange rate is now about S/. 3.09.

Consumer price index	Exchange Rate and purchases US$ BCRP
(Annual percentage variation)	(S/. per dollar and US$ MM)

Source: INEI, BCR

Fiscal Sector

In the first nine months this year, the Central Government’s tax revenues, excluding Income Tax Back Payments, grew a real 12.3% compared to the same period in 2007, while in September increases reached 15.9%. Such positive evolution in tax collection took place despite two tariff reduction since October last year and the gradual fall in the fuel excise tax, against a background of lively domestic demand and growth. On the expenditure side, public investment continued growing, both at the national and local and regional government levels. As a result, despite higher tax collection the government surplus may fall below 2007 figures (2.2% of GDP this year compared to 3.1% of GDP last year).

Fiscal Income of the Central Government
(Annual percentage variation)

Source: Sunat

Banking System

BCR data to September revealed dollar denominated bank loans continued to grow strongly, at an annual 34.9% (41.0% at the end of 2007). This happened despite the relevant strength of the Nuevo sol domestic currency (a comparison between exchange rates to September 2008 and September 2007 shows a fall from S/. 3.086 to S/. 2.976 in recent months). In nuevos soles, loans grew 30.1% to that date while at the end of 2007, they had expanded 30.9%, the largest annual growth loans are still consumer loans (45.1% in dollars to September 47.3% at year end 2007), although commercial and micro business loans also expanded significantly (by 34.3%). Home loans rose from 16.3% in December 2007 to an annual 24.3% in September.

Deposits continued to grow. Dollar denominated deposits grew 36.7% since last September (30.8% larger at year end 2007). Growth was driven mainly by time deposits (50.8%) as other deposits (demand, savings and severance compensation accounts) grew below average rates.

Until a few moths ago the US dollar’s share of the local banking system had been falling at a fast pace. Now, though not totally reverted, the downward trend seems to have stopped. The drop recorded in dollar denominated business was mainly in dollar denominated savings that fell from 59.3% to 50.9%, and a smaller share of demand deposits in dollars, down from 52.4% to 47.7%. Loans in dollars are also decreasing and account now for 58.9% of total loans (62.5% in September last year). A drop in dollar denominated home loans, the most resilient product to de-dollarize, (down from 82.5% to 71.8%) is also worth highlighting.

Interest rates were stable with a slight upward trend in recent months. This was in line with the Central Bank’s goal to gradually reduce loans growth and avoid overheating the economy, but it also reflected a tougher international economy. The lending rate in local currency reached 24.3% at the end of September (22.3% a year earlier) while the same rate in dollars climbed moderately to close at 10.8% at the end of September as well (10.5% at the end of September 2007). Banks paid 3.7% and 2.3% in local and dollar currency deposits respectively at September close. These rates are worthwhile mentioning since they are slightly lower than one year ago (3.3% and 2.5%).

Main Financial Indicators

	2006	2007					2008
	Year	IQ	IIQ	IIIQ	IVQ	Year (E)	IQ	IIQ
GDP (US$ MM)	92,441	23,731	27,310	26,714	29,763	107,517	30,160	34,695
Real GDP (var. %)	7.7	8.5	8.1	8.9	9.8	8.9	9.7	10.9
GDP per-cápita (US$)	3,400	3,436	3,942	3,844	4,271	3,873	4,315	4,949
Domestic demand (var. %)	10.3	11.5	10.8	13.4	11.7	11.8	11.2	13.8
Consumption (var. %)	6.4	8.3	8.1	8.0	9.0	8.3	8.3	9.0
Private Investment (var. %)	18.9	17.0	22.5	27.9	23.1	22.8	22.9	35.8
CPI (annual change, %)	1.1	0.3	1.6	2.8	3.9	3.9	5.5	5.7
Exchange rate, eop (S/. per US$)	3.20	3.18	3.17	3.09	3.00	3.00	2.75	2.97
Devaluation (annual change, %)	-6.8	-5.2	-2.8	-5.0	-6.1	-6.1	-13.8	-6.4
Exchange rate, average (S/. per US$)	3.26	3.19	3.17	3.14	2.98	3.12	2.89	2.82
Non-Financial Public Sector (% of GDP)	2.1	5.0	8.2	2.1	-2.4	3.1	4.6	5.6
Central government current revenues (% of GDP)	17.4	17.5	20.7	17.6	17.0	18.2	18.3	19.8
Tax Income (% of GDP)	15.0	15.0	17.8	15.1	14.5	15.6	15.5	16.5
Non Tax Income (% of GDP)	2.4	2.4	2.9	2.5	2.5	2.6	2.8	3.3
Current expenditures (% of GDP)	12.3	11.8	14.3	11.5	13.0	12.7	10.5	10.7
Capital expenditures (% of GDP)	2.0	0.8	1.4	2.2	4.1	2.2	1.1	1.7
Trade Balance (US$ MM)	8,934	1,539	2,245	2,300	2,273	8,356	1,479	903
Exports (US$ MM)	23,800	5,747	6,741	7,594	7,874	27,956	7,742	8,443
Imports (US$ MM)	14,866	4,208	4,497	5,294	5,601	19,599	6,263	7,540
Current Account Balance (US$ MM)	2,755	92	368	500	544	1,505	-922	-1,573
Current Account Balance (% of GDP)	3.0	0.4	1.3	1.9	1.8	1.4	-3.1	-4.5

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for forward-looking statements:

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statement other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$ thousands, IFRS)

		As of		Sep. 08/	Sep. 08/
	Sep.2008	June 2008	Sep.2007	Sep. 07	June 08

Assets
Cash and due from banks
Non-interest bearing	591,053	535,737	541,062	9.2%	10.3%
Interest bearing	3,365,197	2,624,343	1,891,059	78.0%	28.2%
Total cash and due from banks	3,956,250	3,160,080	2,432,122	62.7%	25.2%

Marketable securities, net	32,468	55,240	49,465	-34.4%	-41.2%

Loans	9,929,562	9,288,774	7,509,085	32.2%	6.9%
Current	9,852,112	9,219,561	7,440,873	32.4%	6.9%
Past Due	77,449	69,213	68,212	13.5%	11.9%
Less - Reserve for possible loan losses	(230,390)	(218,888)	(204,204)	12.8%	5.3%
Loans, net	9,699,172	9,069,886	7,304,881	32.8%	6.9%

Investments securities available for sale	5,209,636	6,514,536	4,657,859	11.8%	-20.0%
Reinsurance assets	150,936	130,113	91,325	65.3%	16.0%
Premiums and other policyholder receivables	110,790	108,444	86,779	27.7%	2.2%
Property, plant and equipment, net	312,653	292,498	254,820	22.7%	6.9%
Due from customers on acceptances	217,302	52,358	51,040	325.7%	315.0%
Other assets	1,080,273	1,096,926	853,365	26.6%	-1.5%

Total Assets	20,769,479	20,480,080	15,781,656	31.6%	1.4%

Liabilities and shareholders' equity
Deposits and Obligations
Non-interest bearing	2,757,069	2,913,157	2,474,260	11.4%	-5.4%
Interest bearing	10,286,385	10,043,281	7,848,572	31.1%	2.4%
Total deposits and Obligations	13,043,454	12,956,438	10,322,832	26.4%	0.7%

Due to banks and correspondents	2,805,330	2,955,428	1,695,923	65.4%	-5.1%
Acceptances outstanding	217,302	52,358	51,040	325.7%	315.0%
Reserves for property and casualty claims	812,990	777,218	638,270	27.4%	4.6%
Reserve for unearned premiums	149,725	142,549	118,986	25.8%	5.0%
Reinsurance payable	50,056	21,410	30,247	65.5%	133.8%
Bonds and subordinated debt	836,909	801,145	494,234	69.3%	4.5%
Other liabilities	944,947	851,884	693,131	36.3%	10.9%
Minority interest	114,981	130,584	133,968	-14.2%	-11.9%
Total liabilities	18,975,693	18,689,014	14,178,629	33.8%	1.5%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(73,107)	(73,107)	(73,107)	0.0%	0.0%
Capital surplus	140,693	140,693	140,693	0.0%	0.0%
Reserves	815,387	587,218	587,218	38.9%	38.9%
Unrealized gains	72,713	162,593	200,583	-63.7%	-55.3%
Retained earnings	366,189	501,757	275,727	32.8%	-27.0%
Net Shareholder's equity	1,793,786	1,791,066	1,603,026	11.9%	0.2%

Total liafbilities and net shareholder's equity	20,769,479	20,480,080	15,781,656	31.6%	1.4%

Contingent Credits	6,335,325	7,452,138	4,702,435	34.7%	-15.0%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change		Year ended		Change
	3Q08	2Q08	3Q07	3Q08/ 3Q07	3Q08/ 2Q08	Sep 2008	Sep 2007	Sep 08/Sep 07

Interest income and expense
Interest and dividend income	350,362	352,539	270,182	29.7%	-0.6%	1,028,166	740,005	38.9%
Interest expense	(149,922)	(135,554)	(109,127)	37.4%	10.6%	(419,473)	(280,787)	49.4%
Net interest income	200,440	216,986	161,055	24.5%	-7.6%	608,693	459,218	32.5%

Provision for loan losses	(16,713)	(9,235)	(7,922)	111.0%	81.0%	(42,139)	(18,430)	128.6%

Non financial income
Fee income	103,327	97,598	86,270	19.8%	5.9%	300,572	236,446	27.1%
Net gain on foreign exchange transactions	24,110	31,435	14,710	63.9%	-23.3%	76,151	39,462	93.0%
Net gain on sales of securities	(6,608)	6,006	5,124	-229.0%	-210.0%	23,707	37,714	-37.1%
Other	10,040	5,685	6,837	46.8%	76.6%	23,247	18,540	25.4%
Total non financial income, net	130,869	140,723	112,942	15.9%	-7.0%	423,677	332,162	20.7%
Insurance premiums and claims
Net premiums earned	104,124	96,345	74,511	39.7%	8.1%	288,859	216,159	33.6%
Net claims incurred	(26,710)	(30,890)	(19,617)	36.2%	-13.5%	(77,455)	(47,173)	64.2%
Increase in cost for life and health policies	(60,930)	(62,529)	(45,085)	35.1%	-2.6%	(179,696)	(122,536)	46.6%
Total other operating income, net	16,484	2,926	9,809	68.0%	463.5%	31,708	46,450	-31.7%
Operating expenses
Salaries and employees benefits	(101,259)	(90,928)	(75,649)	33.9%	11.4%	(280,691)	(219,013)	28.2%
Administrative, general and tax expenses	(67,524)	(59,584)	(48,703)	38.6%	13.3%	(186,021)	(140,528)	32.4%
Depreciation and amortization	(15,396)	(14,371)	(12,857)	19.8%	7.1%	(43,500)	(37,809)	15.1%
Merger Expenses	-	-	-	100.0%	100.0%	-	-	0.0%
Other	(29,662)	(27,455)	(25,916)	14.5%	8.0%	(80,067)	(75,472)	6.1%
Total operating expenses	(213,841)	(192,338)	(163,125)	31.1%	11.2%	(590,279)	(472,821)	24.8%
Income before translation results,workers' profit sharing and income taxes	117,238	159,062	112,758	4.0%	-26.3%	431,659	346,579	24.5%
Translation result	6,979	(61,510)	13,811	-49.5%	-111.3%	14,164	17,184	-17.6%
Workers’ profit sharing	(3,301)	(1,868)	(4,274)	-22.8%	76.7%	(10,585)	(10,910)	-3.0%
Income taxes	(24,241)	(21,843)	(29,144)	-16.8%	11.0%	(79,996)	(79,065)	1.2%
Net income	96,675	73,841	93,152	3.8%	30.9%	355,242	273,788	29.8%
Minority interest	4,075	175	2,848	43.1%	2231.6%	10,978	17,068	-35.7%
Net income attributed to Credicorp	92,601	73,666	90,304	2.5%	25.7%	344,264	256,720	34.1%

CREDICORP LTD. AND SUBSISIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	3Q08	2Q08	3Q07	September 2008	September 2007

Profitability
Net income per common share (US$ per share)(1)	1.16	0.92	1.13	4.32	3.22
Net interest margin on interest earning assets (2)	4.35%	4.78%	4.64%	4.45%	4.59%
Return on average total assets (2)(3)	1.80%	1.46%	2.92%	2.25%	2.55%
Return on average shareholders' equity (2)(3)	20.66%	16.18%	26.82%	25.66%	22.87%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	0.78%	0.75%	0.91%	0.78%	0.91%
Reserves for loan losses as a percentage of
total past due loans	297.47%	316.26%	299.37%	297.47%	299.37%
Reserves for loan losses as a percentage of
total loans	2.32%	3.26%	2.72%	2.32%	2.72%

Operating efficiency
Oper. expense as a percent. of total income (5)	42.63%	37.27%	40.77%	40.04%	41.77%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	3.57%	3.26%	4.44%	3.33%	3.94%

Average balances (millions of US$) (3)
Interest earning assets	18,436.55	18,151.03	13,892.40	18,253.83	13,330.41
Total Assets	20,624.78	20,212.67	12,370.10	20,418.73	13,447.67
Net equity	1,792.43	1,820.87	1,346.87	1,806.65	1,412.40

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.
Operating expense does not include Other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change %
	Sep-08	Jun-08	Sep-07	Sep 08/ Sep 07	Sep 08 / Jun 08

ASSETS
Cash and due from banks	3,871,243	3,093,122	2,250,986	72.0%	25.2%
Cash and BCRP	3,029,179	2,716,842	1,975,785	53.3%	11.5%
Deposits in other Banks	721,464	367,693	269,723	167.5%	96.2%
Interbanks	113,749	1,620	1,000	11274.5%	6921.5%
Accrued interest on cash and due from banks	6,851	6,967	4,478	53.0%	-1.7%

Marketable securities, net	32,468	55,240	49,465	-34.4%	-41.2%

Loans	9,836,170	9,197,916	7,450,674	32.0%	6.9%
Current	9,759,601	9,129,652	7,383,196	32.2%	6.9%
Past Due	76,569	68,264	67,478	13.5%	12.2%
Less - Reserve for possible loan losses	(229,071)	(217,569)	(202,877)	12.9%	5.3%
Loans, net	9,607,099	8,980,347	7,247,797	32.6%	7.0%

Investment securities available for sale	3,512,873	4,747,724	2,854,728	23.1%	-26.0%
Property, plant and equipment, net	252,008	232,509	196,567	28.2%	8.4%
Due from customers acceptances	217,302	52,314	50,962	326.4%	315.4%
Other assets	781,378	811,984	578,789	35.0%	-3.8%

Total Assets	18,274,371	17,973,240	13,229,294	38.1%	1.7%

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits and obligations	13,340,405	13,251,408	10,263,180	30.0%	0.7%
Demand deposits	3,836,545	3,872,063	3,199,876	19.9%	-0.9%
Saving deposits	2,748,290	2,603,344	2,167,592	26.8%	5.6%
Time deposits	5,754,903	5,740,312	4,067,677	41.5%	0.3%
Severance indemnity deposits (CTS)	928,891	969,594	785,398	18.3%	-4.2%
Interest payable	71,776	66,095	42,637	68.3%	8.6%

Due to banks and correspondents	1,778,253	1,920,428	811,398	119.2%	-7.4%
Bonds and subordinated debt	857,270	832,648	523,298	63.8%	3.0%
Acceptances outstanding	217,302	52,314	50,962	326.4%	315.4%
Other liabilities	761,362	662,279	535,450	42.2%	15.0%

Total liabilities	16,954,592	16,719,077	12,184,288	39.2%	1.4%

NET SHAREHOLDERS' EQUITY	1,319,779	1,254,163	1,045,006	26.3%	5.2%
Capital stock	439,474	439,474	364,706	20.5%	0.0%
Reserves	388,062	388,062	282,189	37.5%	0.0%
Unrealized Gains and Losses	43,352	70,819	56,412	-23.2%	-38.8%
Retained Earnings	111,994	111,994	96,245	16.4%	0.0%
Income for the year	336,897	243,814	245,454	37.3%	38.2%

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	18,274,371	17,973,240	13,229,294	38.1%	1.7%

CONTINGENT CREDITS	6,296,226	7,452,651	4,392,006	43.4%	-15.5%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Three months ended			Change		three months ended		Change
	3Q08	2Q08	3Q07	3Q08/ 3Q07	3Q08/ 2Q08	Sep 08	Sep 07	Sep 08/ Sep 07
Interest income and expense
Interest and dividend income	322,921	319,420	240,181	34.4%	1.1%	939,001	655,750	43.2%
Interest expense	(144,633)	(131,061)	(97,426)	48.5%	10.4%	(399,741)	(248,559)	60.8%
Net interest income	178,288	188,359	142,755	24.9%	-5.3%	539,260	407,191	32.4%
Provision for loan losses	(17,616)	(10,280)	(9,241)	90.6%	71.4%	(44,846)	(21,986)	104.0%
Non financial income
Banking services commissions	87,042	85,228	75,146	15.8%	2.1%	252,017	204,602	23.2%
Net gain on foreign exchange transactions	24,497	31,389	13,526	81.1%	-22.0%	75,857	38,241	98.4%
Net gain on sales of securities	(3,128)	3,721	1,537	-303.6%	-184.1%	23,248	18,332	26.8%
Other	4,897	2,009	1,778	175.5%	143.8%	9,095	5,895	54.3%
Total fees and income from services, net	113,308	122,347	91,987	23.2%	-7.4%	360,217	267,070	34.9%
Operating expenses
Salaries and employees benefits	(83,496)	(71,871)	(59,669)	39.9%	16.2%	(225,920)	(167,836)	34.6%
Administrative expenses	(56,266)	(50,669)	(42,485)	32.4%	11.0%	(155,455)	(122,870)	26.5%
Depreciation and amortization	(11,800)	(10,978)	(9,627)	22.6%	7.5%	(33,142)	(28,446)	16.5%
Other	(11,915)	(12,177)	(8,033)	48.3%	-2.2%	(32,991)	(25,406)	29.9%
Total operating expenses	(163,477)	(145,695)	(119,814)	36.4%	12.2%	(447,508)	(344,558)	29.9%
Income before translation results, workers' profit sharing and	110,503	154,731	105,687	4.6%	-28.6%	407,123	307,717	32.3%
Translation result	8,702	(49,850)	12,028	-27.6%	-117.5%	16,102	14,308	12.5%
Workers’ profit sharing	(2,947)	(2,473)	(3,694)	-20.2%	19.2%	(10,493)	(10,090)	4.0%
Income taxes	(23,176)	(24,368)	(23,287)	-0.5%	-4.9%	(75,836)	(66,480)	14.1%
Net income	93,082	78,040	90,734	2.6%	19.3%	336,896	245,454	37.3%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Three months ended			Three months ended
	3Q08	2Q08	3Q07	Sep-08	Sep-07

Profitability
Net income per common share (US$ per share)(1)	0.062	0.052	0.071	0.223	0.191
Net interest margin on interest earning assets (2)	4.30%	4.66%	4.82%	4.53%	4.95%
Return on average total assets (2)(3)	2.05%	1.77%	2.80%	2.52%	2.63%
Return on average shareholders' equity (2)(3)	28.93%	25.49%	36.13%	35.75%	33.97%
No. of outstanding shares (millions)	1,508.29	1,508.29	1,286.53	1,508.29	1,286.53
Quality of loan portfolio
Past due loans as a percentage of total loans	0.78%	0.74%	0.91%	0.78%	0.91%
Reserves for loan losses as a percentage of
total past due loans	299.17%	318.72%	300.65%	299.17%	300.65%
Reserves for loan losses as a percentage of
total loans	2.33%	2.37%	2.72%	2.33%	2.72%
Operating efficiency
Oper. expense as a percent. of total income (4)	52.29%	43.78%	48.30%	47.80%	49.10%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	3.35%	3.03%	3.45%	3.10%	3.42%

Capital adequancy
'Total Regulatory Capital (US$Mn)	982	997	742	982	742
'Tier 1 (US$Mn)	10,277	9,579	7,579	10,277	7,579
'Regulatory capital / risk-weighted assets (5)	12.25%	13.50%	11.30%	12.25%	11.30%

Average balances (millions of US$) (3)
Interest earning assets	16,568.8	16,168.8	11,843.2	15,865.6	10,976.5
Total Assets	18,123.8	17,636.3	12,976.3	17,849.0	12,451.9
Net equity	1,287.0	1,224.9	1,004.6	1,256.5	963.6

(1) Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization
(5) Risk-weighted assets include market risk assets

EL PACIFICO-PERUANO SUIZA Y SUBSIDIARIAS
Chart 8
(in thousand dollars)

	Balance to and for the period Of three months ending of			Six months ended
	30-Sep-08	30-Jun-08	30-Sep-07	Sep-08	Sep-07
	3Q08	2Q08	3Q07
Results

Total premiums	148,334	149,246	114,985	435,071	336,856
Ceded premiums	25,361	24,021	23,624	76,676	71,164
Ajustment of reserves	15,973	25,936	14,236	60,515	42,496
Earned net premiums	107,001	99,289	77,125	297,881	223,195
Direct claims	104,371	109,334	109,306	310,771	227,303
Ceded claims	16,731	15,915	44,604	53,620	57,594
Net claims	87,640	93,419	64,702	257,151	169,709
Direct commissions	24,966	11,993	9,706	47,480	27,553
Commissions Received	1,738	2,499	1,085	6,680	4,641
Net commissions	23,228	9,494	8,621	40,800	22,913
Technical expenses	(929)	10,612	7,543	19,026	21,297
Technical results	2,503	2,553	1,977	7,512	5,645
Net technical expenses	(3,432)	8,059	5,566	11,514	15,652
Technical results	(436)	(11,684)	(1,764)	(11,584)	14,922

Financial Income	17,128	19,629	14,392	52,159	41,507
Gains on sale of Real Estate and Securities	6,738	4,336	4,905	13,581	17,711
Renting ( net of expenses)	720	744	742	2,193	2,019
(-) Financial expenses	824	540	988	1,790	1,988
Financial income , net	23,762	24,170	19,051	66,144	59,248

Salaries and benefits	10,190	10,427	9,395	31,804	28,323
Administrative expenses	10,776	9,224	9,919	28,913	26,236
Third party services	4,515	3,939	4,052	12,581	11,407
Sundry management expenses	1,756	1,913	2,055	5,470	5,126
Provisions	1,230	1,281	1,034	3,685	2,897
Taxes	1,358	1,096	1,257	3,617	2,987
Other expenses	1,917	996	1,522	3,561	3,820
General Expenses	20,966	19,651	19,314	60,717	54,559
Other income	90	(56)	543	909	1,705
Translation results	(154)	(6,502)	1,599	(733)	2,161
Employee participation and income tax	(1,726)	(4,622)	2,734	(5,553)	4,403
Income before Minority Interest	4,021	(9,101)	(2,620)	(428)	19,074
Minority interest	2,800	424	1,288	4,783	7,468
Net income	1,221	(9,525)	(3,908)	(5,211)	11,606

Balance (end of period)

Total Assets	1,303,089	1,280,650	1,115,080	1,303,089	1,115,080
Investment on Securities and Real State (1)	853,733	852,456	798,878	853,733	798,878
Technical Reserves	963,148	920,279	758,482	963,148	758,482
Net Equity	152,645	185,942	208,208	152,645	208,208

Ratios

Ceded Premiums / Total Premiums	17.1%	16.1%	20.5%	17.6%	21.1%
Net claims / Earned net premiums	81.9%	94.1%	83.9%	86.3%	76.0%
Commissions + technical expenses , net / Earnend net premiums	18.5%	17.7%	18.4%	17.6%	17.3%
technical results / Earned net premiums -	-0.4%	-11.8%	-2.3%	-3.9%	6.7%
General Expenses / Earned net premiums	19.6%	19.8%	25.0%	20.4%	24.4%
Return on Equity (2)(3)	2.9%	-17.9%	-7.2%	-6.7%	11.5%
Return on Total Premiums	0.8%	-6.4%	-3.4%	-1.2%	3.4%
Net Equity / Total Assets	11.7%	14.5%	18.7%	11.7%	18.7%
Increase in Technical Reserves	13.0%	20.7%	15.6%	16.9%	16.0%
General Expenses / Assets (2)(3)	6.7%	6.3%	7.3%	9.6%	10.0%

Comibined Ratio of PPS + PS (4)	117.4%	128.6%	129.3%	120.6%	115.3%
Net Claims / Earned net premiums	86.9%	99.2%	90.6%	90.6%	78.9%
General Expenses and Commissions / Earned net premiums	30.5%	29.4%	38.7%	30.0%	36.4%

(1)Real State Investment were excluded
(2) Annualized
(3) Average are determined as the average of period-beggining and period ending
(4) Without consolidated adjustments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2008

CREDICORP LTD.

By:	/s/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.